82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02032398

REGISTRANT'S NAME Bohler Uddeholm

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4089 FISCAL YEAR 12-31-01

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/26/02

82-4089

ANNUALREPORT 2001



BÖHLER UDDEHOLM

materializing *visions*

Key Figures

For definitions of key figures see page 81

			IAS			Austrian GAAP	
BÖHLER-UDDEHOLM Group in m€	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
Total sales	**1,509.4**	1,482.7	1,296.5	1,351.8	1,316.8	1,241.7	1,327.9
Earnings before interest, tax, depreciation and amortization (EBITDA)	**203.3**	199.5	150.1	174.2	168.8	152.3	167.2
Earnings before interest and tax (EBIT)	**132.1**	125.7	86.7	113.1	109.9	96.9	108.7
Earnings before tax (EBT)	**106.9**	101.3	63.0	89.0	83.6	98.4	98.2
Net income	**69.6**	67.0	40.9	59.1	53.7	73.1	80.7
Balance sheet total	**1,600.4**	1,499.4	1,386.9	1,316.7	1,303.4	1,229.5	1,189.7
Equity	**640.9**	598.8	551.4	512.5	493.6	465.3	420.2
Capital expenditure	**139.0**	97.9	115.9	92.4	69.8	80.0	56.8
Cash flow[1]	**133.6**	138.2	112.3	142.9	96.9	168.7	162.5
Order intake[2]	**1,008.6**	1,079.0	875.5	924.1	900.3	675.3	838.1
Employees[3] as at 31 December	**9,298**	9,071	9,092	9,238	9,315	9,238	10,254
of which outside Austria	**5,317**	5,212	5,175	5,284	5,391	5,408	5,863
Return on sales (ROS)	**7.1%**	6.8%	4.9%	6.6%	6.3%	7.9%	7.4%
Return on equity (ROE)	**17.2%**	17.6%	11.8%	17.7%	17.4%	22.2%	29.5%
Return on capital employed (ROCE)	**7.8%**	8.2%	6.1%	9.2%	n.m.	11.7%	n.m.
EBITDA margin	**13.5%**	13.5%	11.6%	12.9%	12.8%	12.3%	12.6%
EBIT margin	**8.8%**	8.5%	6.7%	8.4%	8.3%	7.8%	8.2%
Equity ratio	**40.0%**	39.9%	39.8%	38.9%	37.9%	37.8%	35.3%
Gearing	**56%**	45%	52%	48%	48%	42%	57%

Stock market indicators in €	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
Highest price	**49.87**	49.00	57.0	73.4	79.6	64.7	59.4
Lowest price	**34.13**	33.57	36.8	34.7	51.6	53.4	41.3
Closing price (year-end)	**44.98**	34.50	45.8	39.7	53.9	56.3	56.0
Market capitalization (year-end) in m€	**494.8**	379.5	503.8	436.3	592.0	619.5	615.5
Earnings per share	**6.3**	6.1	3.7	5.4	4.7	6.5[4]	7.7[4]
PE ratio (year-end)	**7.1**	5.7	12.4	7.4	11.5	8.6[4]	7.3[4]
Dividend per share	**2.7**[5]	2.5[6]	2.0	1.96	1.89	1.89	1.81
Dividend yield	**6.0%**	7.3%	4.4%	4.9%	3.5%	3.4%	3.2%
Payout ratio	**42.6%**	41.0%	53.8%	36.5%	38%	28%	25%
Number of shares outstanding in m	**11**	11	11	11	11	11	11
Free float	**48.45%**	75%	75%	75%	75%	75%	27.3%

1) IAS: Cash flow before capital changes, Austrian GAAP: balance sheet
2) at the production companies
3) without apprentices
4) according to Austrian GAAP
5) Subject to approval by AGM
6) Basis dividend of 2.0 € and bonus dividend of 0.5 €

Table of Contents

Table of Contents

Annual Report 2001



Products made of special steel:
an artistic translation by Vienna
pop-art painter Hannes Fill.

This year — for the first time —
we have transformed our annual report
into a forum for creative confrontation
with the subject of special steel.

The originals of the pictures shown
in this annual report are
serigraphs on handmade paper;
40 serigraphs, each 53 x 70 cm.

BÖHLER UDDEHOLM
materializing *visions*

BÖHLER-UDDEHOLM Ten-Year Review

1991 The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with an extensive sales network for specialty steel products.

BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992 – 1994 Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Corporation") which, in turn, is owned by the Republic of Austria.

1995 April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors.

From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings.

1996 In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%.

By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core segments: Special Steel Long Products, Strip Steel, Welding Consumables and Forging Technology. The Welding Consumables Division is transferred to a joint venture with Thyssen Stahl AG, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997 – 1999 After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US Allegheny Teledyne Group. Investments are also made in electro-slag remelting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy tool steel. This plant is the most advanced facility of its type in the world.

2000 Operations start at the new vacuum remelting plant in Kapfenberg. Reorganization measures in recent years, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group. In addition to a basis dividend of 2.0 €, shareholders also receive a bonus dividend of 0.5 € per share.

2001 The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.



BÖHLER-UDDEHOLM at a Glance





- Leading international specialty steel company with a focus on four core areas: Long Products, Strip Steel, Welding Consumables and Forging Technology.

- Production sites in Austria, Sweden, Germany, Belgium, USA, Brazil and Mexico and heat treatment operations in Asia.

- Sales subsidiaries in 47 countries on all continents.

- Worldwide market leader in tool steel (Long Products), bimetallic strips, cutting and creasing knives, rule die steel (Strip Steel), and blades for gas and steam turbines (Forging Technology); worldwide number 2 in high speed steel (Long Products).

- Approximately 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machine tool manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industry, textile and paper industries, steel and apparatus construction, power station and plant construction.

- Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence on nearly all Asian markets, where it has been active for over 50 years. The Company's largest single market is Germany.

- The strongest selling product is tool steel (Long Products), which includes cold work steel, hot work steel and plastics moulding steel.

- The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of nearly 800 million tonnes.

- Tool steel is not a mass product; important are quality features such as durability, toughness, wear and corrosion resistance, and polishing qualities.

- The most important sales driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These changeovers require new forms and tools which, in turn, are made of tool steel.

- The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX segment.

- 48.45% of share capital is held in free float, 25.1% is owned by a group of private Austrian financial investors, and 25% by Österreichische Industrieholding AG ("Austrian State Holding Corporation"). In 2001 the Company repurchased 1.45% of share capital in conjunction with a stock buyback program (status as of 31 December 2001).

Tool Steel: Our Most Important Product

The key product of the BÖHLER-UDDEHOLM Group is tool steel, which is subdivided into cold work steel, hot work steel, plastics moulding steel, and special grades. Within the Group, tool steel manufacturing is the responsibility of the Long Products Division. The raw material for tool steel is pre-sorted scrap, which is purchased from scrap dealers and the metalworking industry or recycled from our own production. This high-grade scrap is melted at temperatures of 1,600 °C in electric arc furnaces located in Kapfenberg, Austria (capacity 50 t) and Hagfors, Sweden (capacity 70 t). Induction ovens are also available to process smaller quantities.

The liquid steel is then poured into so-called ladles, where all secondary metallurgical processes are carried out and the final alloy is adjusted. The most important alloying elements are vanadium, chrome, nickel, tungsten, cobalt, and molybdenum. The melting process is controlled by state-of-the-art computer systems, and the chemical composition of each charge is verified in our own laboratories. Tool steels have an average alloy content of 5 to 15%, but this figure can range up to 50% for high-alloy steel — thus the term high-grade or special steel.

The charge is then cast into blocks weighing between 0.6 and 50 tonnes. These blocks are hot-rolled in the most advanced multi-line rolling mill in the world (Kapfenberg) or forged using high-performance machinery (Hagfors, Kapfenberg). End products range from large blocks, bars, and profiles to wire made of tool steel and are therefore referred to as long products (in contrast to flat products). Our rolling mill in Mürzzuschlag produces sheets and plates.

The Group supplies roughly 100,000 customers throughout the world, whereby the most important consumers of tool steel are tool builders. These companies receive not only high quality tool steel from BÖHLER-UDDEHOLM but also advice, know-how and a wide range of services (processing, surface treatment, heat treatment, etc.) to guarantee selection of the right grade and processing for their specific needs. Average sales to an individual tool builder total roughly 50 kg of tool steel.

Tool builders use our products to construct a large range of industrial tools and forms for cutting, punching, milling or forming metals and plastics, and supply these tools to a wide variety of manufacturers. Their customers include subcontractors to the automotive industry as well as manufacturers of household goods, electronics, plastics, toys and the food industry.

BÖHLER-UDDEHOLM is the world's leading manufacturer of tool steel, with a market share of approximately 28% (based on value). The Group's annual production totals roughly 180,000 tonnes. Special steel is a classic niche product, where not quantity but rather quality — durability, wear and corrosion resistance, polishing characteristics — is of primary importance. Tool steel is therefore considerably more expensive than carbon, construction, or stainless steels.

Organizational Chart

BÖHLER-UDDEHOLM GROUP

- Long Products Division
  - **BÖHLER** Edelstahl GmbH & Co KG
  - **UDDEHOLM** Tooling AB
  - **BÖHLER** Bleche GmbH
  - **UDDEHOLM** Fine Machined AB
  - **BÖHLER-YBBSTAL** Profil GmbH
  - **BÖHLER-UDDEHOLM** Specialty Metals, Inc.
  - **BÖHLER-UDDEHOLM** Deutschland GmbH
  - **BÖHLER-UDDEHOLM** Italia SpA
  - **BÖHLER-UDDEHOLM** North America
  - **BÖHLER-UDDEHOLM** (UK) Ltd.
  - **BÖHLER-UDDEHOLM** France S.A.
  - **BÖHLER-UDDEHOLM** Ibérica S.A.
  - **ASSAB** Pacific Pte. Ltd.
  - Further distribution companies
- Strip Steel Division
  - **BÖHLER**-YBBSTALWERKE GmbH
  - **BÖHLER**-YBBSTAL Band GmbH & Co KG
  - **MARTIN MILLER** GmbH
  - **UDDEHOLM** Strip Steel AB
  - **BÖHLER-UDDEHOLM** Strip Steel LLC
  - Further distribution companies
- Welding Consumables Division
  - **BÖHLER** THYSSEN SCHWEISSTECHNIK GmbH (50%)
  - **THYSSEN** Schweisstechnik Deutschland GmbH
  - **BÖHLER** Schweisstechnik Austria GmbH
  - **UTP** Schweissmaterial GmbH
  - **FONTARGEN** GmbH
  - **SOUDOKAY** S.A.
  - Further companies
- Forging Technology Division
  - **BÖHLER** Schmiedetechnik GmbH & Co KG

Foreword from the Chairman of the Supervisory Board

The management of BÖHLER-UDDEHOLM AG was able to correctly anticipate the development of business in the special steel industry at the start of 2001, and positioned the Company well to meet this environment. As a result, the Company was able to set new sales and earnings records in 2001 despite the anticipated slowdown in the world economy. Results for 2001 clearly distinguish BÖHLER-UDDEHOLM from most of its competitors in the steel industry.

Sales for the reporting year reached 1,509.4 m€, exceeding the good prior year level by 2%. Earnings before interest and tax (EBIT) also improved by 5% from 125.7 m€ to 132.1 m€. Following the adjustment of prior year EBIT for a one-time book gain of roughly 9 m€ on the sale of a Canadian heat treatment plant for low-alloy steel, EBIT for 2001 exceeds the prior year by a sound 13%. The BÖHLER-UDDEHOLM Group closed this tenth anniversary year with excellent results and fulfilled all expectations.

During the reporting year, the management of BÖHLER-UDDEHOLM AG continued to follow their strategy of selective investments and extension of the value added chain to customers. This is demonstrated by an increase in the number of electro-slag remelting plants (ESR), focused entry into the areas of machining and heat treatment, and expansion of the worldwide distribution network through the acquisition of local steel traders in several countries.

Although this system of continuous, small steps does not appear spectacular, it reinforces customer ties to the Company and shifts customer relationships into the centre of activities. For an international company that supplies products and services to roughly 100,000 buyers in 47 countries on all continents, this is more important than simply maximizing sales and possibly losing sight of the real needs of the marketplace.

In 2001, the price of BÖHLER-UDDEHOLM stock remained on a clear upward trend. This increase reflects the Company's steady focus on profitable growth and shareholder-friendly dividend policy. The stock option program implemented during the reporting year will focus the objectives of BÖHLER-UDDEHOLM management and key employees even more directly towards the interests of shareholders.

I would like to thank the management, employee representatives, and the entire workforce of BÖHLER-UDDEHOLM for their performance and dedication in the 2001 Business Year. I would also like to thank all shareholders and customers for their support. Even if the business environment becomes significantly more difficult in 2002, the Company is well equipped to continue its successful development.

Rudolf Streicher
Chairman of the Supervisory Board

Foreword from the Chairman of the Management Board

The 2001 Business Year was a very special year for us. In spite of a difficult operating environment, BÖHLER-UDDEHOLM was able to close a new record year and mark the tenth anniversary of our founding on 10 May 1991.

Ten years are not a long time in the steel industry. Particularly if you consider the fact that Böhler can look back on more than one hundred years of history in Austria and Uddeholm has been a name in the Swedish steel industry for over 300 years. However, the last ten years have shaped and changed Böhler and Uddeholm and all the member companies of our Group more than the many decades before.

What was our vision and goal when we started to work on the structures of the present BÖHLER-UDDEHOLM Group? We wanted to *create an international special steel company* and successfully gain a major position in a small corner of the steel world.

What we did at that time — perhaps somewhat instinctively — is now the foundation of most corporate cultures. We created a vision, and then developed an appropriate mission and strategy. This vision was clear: to become number one in our niches of the steel world. Our mission was also easy to define: work hard. The related strategy was then obvious: we quickly learned that it is not possible to produce steel for everyone. We had to concentrate our production and focus our activities. Two questions always accompanied this process: what can we do better than our competitors and how can we permanently detach BÖHLER-UDDEHOLM from the "classic" steel cycle?

A DIFFICULT START.

At the start, our problems were wide-ranging. We were faced with the need to gradually merge two different corporate cultures, reduce the workforce, and close a number of *production units. The steel sector economy was* then at a historical low, and we were forced to reorganise the Group. And the major challenge was still ahead — the initial public offering of BÖHLER-UDDEHOLM.

If you compare a number of today's indicators with 1991, it is easier to see the transformation of the Group over the last decade. In 1991 BÖHLER-UDDEHOLM was active in 11 business fields with sales of approximately 1.3 b€. After a consolidation process that reduced sales to roughly 1 b€, we are now active in only four selected core segments and recorded sales of 1.5 b€ in 2001.

In 1991 we had 12,608 employees, today there are 9,298. Ten years ago value added per employee was 57.6 k€; today it is 92.9 k€ or 61% higher. In 1991 profit on ordinary activities totalled –41 m€; in the 2001 Business Year this figure reached 106.9 m€. Since 1994 BÖHLER-UDDEHOLM has recorded solid positive earnings without interruption.

Today BÖHLER-UDDEHOLM is neither an Austrian nor a Swedish firm, but an international group headquartered in Austria. Our Company is the international market leader in tool steel and many other niches. BÖHLER-UDDEHOLM enjoys high recognition in the steel industry, has an excellent reputation with customers and the confidence of capital market investors. We are especially pleased that a group of private Austrian investors acquired

25.1% of the capital stock of BÖHLER-UDDEHOLM AG during the past year.

WHERE NEXT?

It is not only important to analyse the past, but to also determine the direction BÖHLER-UDDEHOLM should take in the coming years. We want to grow, but this development will in no way be allowed to endanger the sound financial position and profitability of the Group. Our objective is to increase sales by 30 to 50% over the next five years, and thereby to grow faster than the market and our competitors.

On a regional basis, we are concentrating not only on our traditional markets but also on areas with the greatest potential for growth — the Emerging Markets (Eastern Europe, China, Southeast Asia, South America) and North America. In order to best utilise available opportunities, we want to follow two strategies: external growth through acquisitions and internal growth based on our own strength and resources. Therefore, investments in existing plants and new technologies is a focal point of our plans. At the core are state-of-the-art technologies for the production of ultra-pure steel qualities and alloys such as powder metallurgy (PM), vacuum induction melting (VIM) and the electro-slag remelting (ESR).

Continual extension of the value added chain to customers (downstream) is also a major component of our future strategy. The objective is not only to increase the number of customers (horizontal growth), but to offer each and every individual customer a wider range of services (vertical growth). Under the motto "steel and services from a single source", we plan to clearly increase our manufacturing depth as a basis for strengthening our ties to customers. To reach this goal, the Group acquired a number of smaller companies and holdings during 2001 in heat treatment, machining and steel trading in Germany, Portugal, Austria, Italy, Turkey and South Africa. These takeovers and investments represent an increase of approximately 43 m€ in sales.

Our strategy specifically excludes entry into a completely new business field or new products outside our defined niche policy. We want to remain world champion in our niche markets, and not become one of the many competitors in the far-ranging steel world.

Our Company has three basic values that form the basis for our thoughts and actions: the quality of our products (product leadership), the quality of our cost structure (operational excellence), and the quality of our customer relationships (customer intimacy). In the coming years, we will increase our focus on the needs of customers without neglecting these two other important values for a single moment. We want to use growth to move closer to our customers — with innovative products, a wider range of services and geographical proximity. These measures will enable BÖHLER-UDDEHOLM to successfully continue along the road we took ten years ago to the benefit of our customers, employees, and shareholders.

Claus J. Raidl
Chairman of the Management Board






Bodies of the Company

SUPERVISORY BOARD

Rudolf Streicher
Chairman of the Supervisory Board

Peter Michaelis (since 14 May 2001)
Deputy Chairman of the Supervisory Board;
Member of the Management Board of
Österreichische Industrieholding AG

Johannes Ditz (until 19 December 2001)
Member of the Management Board of
Österreichische Industrieholding AG

Peter Doralt
Professor of Economic Law at the
Vienna University of Economics and
Business Administration

Ernst Hable (since 14 May 2001)
Managing Director of Industrieholding
Gesellschaft m.b.H.

Albert Hochleitner
Chairman of the Management Board of
Siemens AG Österreich

Lars G. Josefsson
Chairman of the Management Board of
Vattenfall AB

Wolfgang Leitner
Chairman of the Management Board of
Andritz AG

Othmar Pühringer (until 14 May 2001)

Wilhelm Rasinger
Managing Director of Inter-Management
Unternehmensberatung GmbH

Siegfried Sellitsch
Chairman of the Management Board of
Wiener Städtische Wechselseitige
Versicherungsanstalt Vermögensverwaltung

Gustav Zöhrer (until 14 May 2001)
Secretary to the Management Committee of the
Metals, Mining and Energy Workers Union

Otto Haberleitner
Chairman of the EU Workers Council of
BÖHLER-UDDEHOLM AG;
Chairman of the Employees Council of
BÖHLER Edelstahl GmbH & Co KG

Gotthard Klaus
Chairman of the Employee Council of
BÖHLER-UDDEHOLM AG

Johann Knapp
Chairman of the Workers Council of
BÖHLER Bleche GmbH

Robert Offenberger (until 31 December 2001)
Chairman of the Workers Council of
BÖHLER-YBBSTAL Band GmbH & Co KG

Johann Prettenhofer
Chairman of the Workers Council of
BÖHLER Edelstahl GmbH & Co KG

MANAGEMENT BOARD

Claus J. Raidl
Chairman of the Management Board

Knut Consemüller
Member of the Management Board

Horst Königslehner
Member of the Management Board

Heimo Stix (since 1 July 2001)
Member of the Management Board

The Management Board

(above left)
Knut Consemüller
Born 1941
Member of the Management Board since 1991. Responsible for the Welding Consumables and Forging Technology Divisions, and for research and development.

(above right)
Horst Königslehner
Born 1953
Member of the Management Board since 1995. Responsible for finance, accounting, controlling, treasury, IT and for the Strip Steel Division.

(below left)
Claus J. Raidl
Born 1942
Chairman of the Management Board since 1991. Responsible for strategy, communications, human resources, legal and investments.

(below right)
Heimo Stix
Born 1954
Member of the Management Board since 2001.
Previously Managing Director of Böhler Edelstahl GmbH & Co KG.
Responsible for the Special Steel Long Products Division.



THE ECONOMIC ENVIRONMENT.

Global economic momentum has been slowing since the third quarter of 2000, and the terrorist attacks in the USA on 11 September have accelerated this movement. The loss of the USA as economic motor — preliminary figures indicate that GDP in the US fell from 4% in 2000 to roughly 1% in 2001 — has had a negative impact in almost all economic regions of the world. Although the Federal Reserve reduced interest rates from 6.5% to 1.75%, the lowest level in 40 years, there were virtually no signs of recovery at the close of 2001.

The economies of Canada and Mexico, which are linked with the USA in the North American Free Trade Zone, have been particularly hard hit by this unfavourable development. Also affected by weak demand in the United States are the newly industrialized countries of Latin America and the Pacific region, with their high dependence on exports. Economic growth in South America fell from over 4% in 2000 to less than 1% for the reporting year. Argentina was strongly affected because of its ongoing recession and hard currency policy, and Mexico was forced to accept a decline in economic performance after growth of roughly 7% in 2000.

In Asia, the industrial giant Japan has been unable to restructure its economy and allow market factors to trigger new momentum. Complications resulting from lower demand in the US have also pushed the Japanese economy into a new recession, and latest OECD forecasts show no signs of quick improvement. With the exception of China and India, nearly all Southeast Asian economies show considerably lower growth rates.

Preliminary forecasts for the EU show a decline in real economic growth to 1.5% during 2001, which is significantly below the prior year value of 3.4%. In Germany, the largest economy in the EU, growth in 2001 will reach only 0.6%. Although the European Central Bank has responded to this economic weakness by lowering interest rates, the reduction did not match US levels. It equalled only 3.25% because inflation has moved beyond the stated 2% limit.

Low interest rates, tax reductions, and financial support for a number of branches are expected to inject sufficient liquidity into the US economy and provide the necessary stimulus for a turnaround. However, at this time, experts do not agree when recovery will begin. If stock markets are used as an indicator, the turn of the year 2001/2002 should represent the start of a positive trend with the recapture of losses suffered after 11 September. On the other hand, long-term interest rates have risen to over 5% in the US even though there is no danger of inflation. A positive interpretation would indicate that capital markets expect an economic turnaround in the near future. Other experts see these relatively high long-term rates as an obstacle to investment activity.

Sales in m€


1,242
1,317
1,352
1,297
1,483
1,509
1996
1997
1998
1999
2000
2001

EBITDA in m€


152.3
168.8
174.2
150.1
199.5
203.3
1996
1997
1998
1999
2000
2001

EBIT in m€


96.9
109.9
113.1
86.7
125.7
132.1
1996
1997
1998
1999
2000
2001

In key BÖHLER-UDDEHOLM markets throughout Europe, the introduction of the Euro as cash should strengthen consumer confidence in economic growth. At the present time, however, the economic weakness felt during the reporting year has shown no signs of diminishing.

SALES.

Despite an economic slowdown in key markets, sales in the BÖHLER-UDDEHOLM Group reached a level of 1,509.4 m€ for 2001, which is 2% above the prior year (1,482.7 m€). In the EU countries, sales rose from 837.8 m€ by 5% to 881.9 m€. In contrast, sales in Asia declined from 191.6 m€ by 4% to 184.2 m€ and in America from 283.3 m€ by 6% to 267.0 m€.

The EU remained the most important market for BÖHLER-UDDEHOLM in 2001, representing 58% (57%) of Group sales. This region was followed by the Americas with 18% (19%) and Asia with 12% (13%). The share of sales remained virtually unchanged in other European countries at 8%, Australia at 3%, and Africa at 1%.

The core business Special Steel Long Products generated the largest component of Group sales with 72.8% (74.4%), followed by Strip Steel at 11.4% (12.7%), Welding Consumables at 9.0% (8.9%), and Forging Technology at 6.6% (5.2%). All activities included under "other" in the prior year (sales of third party products, and services such as heat treatment and machining) were basically allocated to the Long Products Division in 2001. "Other/Consolidation" therefore only includes a limited number of activities such as IT or services, which represent 0.2% (0.7%) of total sales.

Sales classified by division are shown in the table on page 17. After the reorganization of functions among the members of the Management Board of BÖHLER-UDDEHOLM AG as of 2001, sales companies were assigned directly to the individual divisions and sales and distribution no longer appears as a separate segment.

ORDER INTAKE.

Demand was good across all divisions of the BÖHLER-UDDEHOLM Group during the first six months of 2001, but order intake fell significantly during the second half of the year as expected. This was particularly noticeable in the Special Steel Long Products and Strip Steel Divisions, both in the USA and in Asia. The decline in Asia resulted primarily from a slowdown in the electronics industry, while lower demand in the USA was attributable to the manufacturing and electronics sectors.

The terrorist attacks in the USA on 11 September 2001 also had consequences for BÖHLER-UDDEHOLM. Sales to the aircraft industry were above average up to this date, but then dropped substantially. In the BÖHLER-UDDEHOLM Group, both the Special Steel Long Products and Forging Technology Divisions are suppliers to aircraft manufacturers. The Strip Steel Division suffered a major decline in order intake after the terrorist attacks because customers in the USA began to reduce high levels of stocks and placed few new orders.

Order intake for the reporting year totalled 1,008.6 m€ in the BÖHLER-UDDEHOLM Group, compared to a record 1,079.0 m€ in 2000; this corresponds to a decrease of 7%. Order backlog equalled 289.8 m€ as of 31 December 2001, which represents a decline of 6% from the prior year level of 309.1 m€.

EARNINGS.

Prices remained stable on average during the reporting year, which clearly distinguishes BÖHLER-UDDEHOLM from many competitors in the steel industry. A volume decline was registered during the second half of the year, however. Earnings before interest and tax (EBIT) increased by 5% from 125.7 m€ to 132.1 m€.

If prior year EBIT were adjusted for the non-recurring gain of 8.9 m€ on the sale of a Canadian heat treatment plant for low-alloy steels, EBIT would show an increase of 13%.

Earnings were positively influenced by ongoing measures to reduce costs and increase productivity in all divisions, and a larger share of high-grade materials in the product mix. The EBIT margin for the reporting year equalled 8.8% compared to 8.5% in 2000.

Financial results amounted to −25.3 m€ versus −24.4 m€ in the prior year. Earnings before tax therefore totalled 106.9 m€, or 6% above the comparable prior year level of 101.3 m€. After the deduction of income taxes (tax rate 33%), net income after minority interest equalled 69.6 m€. This figure is 2.6 m€ or 4% higher than in the 2000 Business Year. Basic earnings per share therefore total 6.3 € compared to 6.1 € in the prior year.

After BÖHLER-UDDEHOLM distributed a basis dividend of 2.0 € and bonus dividend of 0.5 € for the 2000 Business Year, the Management Board will recommend the Annual General Meeting on 13 May 2002 approve an increase in the dividend to 2.7 €. This represents a payout ratio of 42.6% and corresponds to a yield of 6.0% based on the closing price for 2001.

Sales in m€	**2001**[1]	**2000**[1]	**2000**	**1999**	**1998**
Special Steel Long Products	1,098.9	1,103.7	556.2	468.0	498.6
Strip Steel	171.4	170.9	162.9	168.0	170.6
Welding Consumables[2]	135.1	121.7	121.7	119.8	139.3
Forging Technology	99.3	77.2	77.2	73.4	67.2
Sales and Distribution	–	–	1,059.2	932.5	962.2
Other/Consolidation	46.5	44.0	88.6	41.8	46.4
Total sales	**1,551.2**	**1,517.5**	**2,065.8**	**1,803.5**	**1,884.4**
Intra-company sales	41.8	34.8	583.1	507.0	532.4
External sales	1,509.4	1,482.7	1,482.7	1,296.5	1,351.9

1) Sales companies assigned to individual divisions
2) 50% share in joint venture



Special Steel Long Products Division

STRUCTURES, PRODUCTS, MARKETS.

Special Steel Long Products is the largest division in the BÖHLER-UDDEHOLM Group, generating 73% of total sales. Our long products are manufactured by five companies: Böhler Edelstahl GmbH & Co. KG in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Böhler Bleche GmbH in Mürzzuschlag (Austria), Böhler Ybbstal Profil GmbH (Austria), and Böhler-Uddeholm Specialty Metals in the USA. Key customers for special steel long products in Europe, America and Asia are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry, and the consumer goods and electronics industries.

The most important segment in the Special Steel Long Products Division is tool steel, where the BÖHLER-UDDEHOLM Group is world leader with a market share of approximately 28% (by value). The second largest segment is high-speed steel, where the Group ranks second with roughly 20% market share. Other major products include special grades, plates, and profiles.

BUSINESS OVERVIEW 2001.

The demand for tool steel and high-speed steel on European markets remained stable at a high level throughout the entire year. The North American market showed growing weakness in both segments during 2001 after subdued development in the prior year. This was due primarily to a decline in orders from the manufacturing and electronics industries.

After an excellent first quarter, the demand for tool steel and high-speed steel also fell in South America and Asia. In Asia, markets with large exposure to the electronics industry were hit particularly hard. In contrast, significant growth was recorded in China during the entire year. This country is becoming one of the most important future markets for the BÖHLER-UDDEHOLM Group.

Sales to automobile manufacturers and subcontractors, the most important customers for tool steels and high-speed steels, showed contradictory developments during the reporting year. Demand in Europe remained good in both segments due to the model change

Sales in m€



1,103.7
1,098.9
556.2
468.0
1999
2000
2000[1]
2001[1]

EBIT in m€



99.3
88.8
49.1
39.1
1999
2000
2000[1]
2001[1]

Employees



6,556
6,728
3,187
3,381
1999
2000
2000[1]
2001[1]

1) including allocated sales companies

Key Segment Figures acc. to IAS in m€	**1999**	**2000**	**2000**[1]	**2001**[1]
Total sales	468.0	556.2	1,103.7	**1,098.9**
Intra-company sales	372.4	412.8	4.0	**13.4**
External sales	95.6	143.4	1,099.7	**1,085.5**
Earnings before interest and tax (EBIT)	39.1	49.1	99.3	**88.8**
Operating assets	426.0	493.2	1,030.7	**1,085.9**
Operating liabilities	78.2	104.8	201.6	**180.5**
CAPEX	48.2	48.6	72.3	**108.5**
Depreciation	26.4	29.7	48.3	**50.6**
Other non-cash income/expense	4.4	1.2	(2.7)	**(6.9)**
Employees	3,187	3,381	6,556	**6,728**

1) including allocated sales companies

policy and the amount of unit volumes produced, but the US automotive industry was significantly weaker.

BÖHLER-UDDEHOLM special grades such as electro-slag remelting steels, vacuum induction melted steels, and powder metallurgy steels enjoyed excellent demand on markets across Europe, America and Asia in 2001. Demand was driven primarily by a boom in the energy industry and, up to the tragic events of 11 September, high sales to the aerospace industry.

In spite of the weak operating environment, BÖHLER-UDDEHOLM was able to maintain its share of the market for special steel long products in the USA and to further expand in Europe and Asia. In the tool steel and special grades segments, the Company was able to increase market share in both Europe and the USA. Average prices for special steel long products remained generally stable during the reporting year. Volume sales exceeded the prior year level for the first half of 2001, but declined during the second six months. Sales in the Special Steel Long Products Division for 2001 therefore reached the good prior year level. Earnings fell slightly below the prior year value, however.

It should also be noted that the US government introduced measures to protect the domestic steel industry ("Section 201") in 2001. It is feared that the administration of President George W. Bush will establish import restrictions in the form of quotas and/or protective tariffs. At this time, it is not possible to estimate the potential effect of such measures on BÖHLER-UDDEHOLM special steel long products.

SALES NETWORK.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's sales and distribution network. It enables the Company to react quickly and flexibly to the needs of customers on site, and to provide customers not only with steel but also services and technical know-how. The sales and distribution network was enlarged during the reporting year through the acquisition of local steel traders in a number of countries. New facilities for machining and heat treatment served to extend the value added chain to customers. For example, a flexible capacity hardening plant for special grades was installed in Austria and heat treatment facilities were also expanded in China and Canada.

CAPITAL EXPENDITURE.

New electro-slag remelting equipment was installed in Kapfenberg (Austria) and Hagfors (Sweden). The Group now has a total of 12 such plants, which produce roughly 40,000 tonnes of ultra pure electro-slag remelted steel grades per year. At Mürzzuschlag (Austria), corporate spending focused on the new TRIO rolling line. This equipment forms the core of production for high-alloy steel plate and nickel-based alloys at Böhler Bleche GmbH. At Hagfors, the capacity of the heat treatment equipment was enlarged. Böhler-Uddeholm Specialty Metals (USA) invested in a new finished goods warehouse to optimize logistics.

RESEARCH AND DEVELOPMENT.

Activities in this area focused on efforts to meet customer demands by developing new materials. In particular, this involves the improvement of quality characteristics such as higher purity, polishing qualities, optimized dimensional accuracy, and higher endurance and resistance to wear. Development also places considerable emphasis on anticipating customer trends and providing appropriate grades of steel.

Research and development is placing increased focus on new processes such as hydroforming. This technique uses a shaping medium such as water to manufacture tool forms with highly complex profiles. Computer simulation programs are also becoming increasingly popular for the production of new steel grades and alloys or the calculation of shaping processes. The primary objective is to develop and market new products in the shortest time possible. One particular success during the reporting year was the introduction of vacuum-melted plates with nickel-based alloys.

Strip Steel Division

STRUCTURES, PRODUCTS, MARKETS.

Strip Steel represents the second-largest division in the BÖHLER-UDDEHOLM Group with 11% of total sales. Products are manufactured by Böhler Ybbstal Band GmbH & Co KG and Martin Miller GmbH in Austria, and Uddeholm Strip Steel AB in Sweden. The product line includes four basic segments:

- Strip steels for the production of saws to cut wood, stone, plastics, and metals;
- Strip steels to punch cardboard, paper, plastics, leather, and textiles;
- Strip steels for coating, coater blades, crepping doctor blades and printing doctor blades;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, etc.

BÖHLER-UDDEHOLM is worldwide leader in nearly all these special segments. Key export markets for these classic niche products are the EU countries, but also North and South America and Southeast Asia. The distribution channels for strip products are defined by the characteristics of the individual markets. In many areas, customers are supplied by Group sales companies. In other countries, the best way to reach customers is through external local traders who exclusively market strip products or direct exports from our production companies. The strengths of BÖHLER-UDDEHOLM are close contact to the customer, individual customer care, and support through user-based expertise.

BUSINESS OVERVIEW 2001.

The Strip Steel Division recorded a significant rise in demand and corresponding sales growth during the first half of 2001. Development was also supported by higher customer purchases to increase stocks in anticipation of a continued strong business cycle.

This stormy demand subsided at mid-year and, particularly in the USA, order intake fell significantly over the second six months primarily due to stock reduction. Demand in this key segment only began to recover at year-end. The European market also weakened during the second half year, but to a much lesser degree. Demand generally remained satisfactory in Asia throughout the entire year, although a number of product segments showed declines from prior year levels.

Key Segment Figures acc. to IAS in m€	**1999**	**2000**	**2000**[1]	**2001**[1]
Total sales	168.0	162.9	170.9	**171.4**
Intra-company sales	92.5	96.8	0.0	**0.0**
External sales	75.5	66.1	170.9	**171.4**
Earnings before interest and tax (EBIT)	21.7	30.2	29.5	**33.5**
Operating assets	124.1	114.6	126.6	**128.7**
Operating liabilities	27.7	29.1	37.7	**29.1**
CAPEX	10.0	8.8	9.2	**16.8**
Depreciation	11.2	10.5	10.8	**10.8**
Other non-cash income/expense	3.4	(0.1)	(0.1)	**(2.3)**
Employees	1,357	1,124	1,164	**1,111**

1) including allocated sales companies

Sales in m€


168.0
162.9
170.9
171.4
1999
2000
2000 1)
2001 1)

EBIT in m€


21.7
30.2
29.5
33.5
1999
2000
2000 1)
2001 1)

Employees


1,357
1,124
1,164
1999
2000
2000 1)
2001 1)

1) including allocated sales companies



With respect to individual products, sales of rule die steel and cutting and creasing rule are strongly dependent on developments in the consumer goods industry (packaging, textiles, leather products) and showed no major change over the previous year. The demand for strip steel products in the saw industry fell slightly below the prior year level. An increase was recorded in sales of strip steels for coater blades which are used in the pulp and paper industry. In contrast, the demand for cold rolled strip steel was more subdued on the American market.

In spite of this difficult business environment, the Strip Steel Division was able to exceed the good levels of sales and earnings recorded in 2000. According to the EBIT margin, this division was also the most profitable in the Group during 2001. Prices for strip products remained stable at a good level during the reporting year, and volume declines were recorded in only a few markets. In addition, the strong US Dollar and British Pound had a positive impact on earnings.

In addition to ongoing measures to reduce costs, a program was started in 2001 to set strategic growth targets for the entire division over the next six years. The analysis included an evaluation of the market opportunities for existing products and market potential for a range of new products. It is designed to expand the excellent position of the BÖHLER-UDDEHOLM Strip Steel Division on international markets in the coming years, and to safeguard the high profitability of this division.

CAPITAL EXPENDITURE.

Böhler Ybbstal Band GmbH & Co KG has largely completed its project to expand production capacity for bimetallic strips, rule dies and cutting lines. New production halls were completed during the reporting year, and the new distribution centre will open in early 2002. At Martin Miller GmbH, investments focused on rationalization, replacement and quality improvement.

Uddeholm Strip Steel AB concentrated its investment activity on the optimization of production processes. The implementation of SAP software was also completed at the Swedish site. All division IT activities, as well as controlling and reporting are now linked more closely and provide management with faster access to key information.

RESEARCH AND DEVELOPMENT.

The Strip Steel Division increased research and development expenditure in recent years to ready new products for serial production as part of an expansion program. Improved bimetallic products, plus new creasing and cutting rules were a focal point of activities. Newly developed laser technology for the welding of bimetallic strips has already been used successfully in production. Research projects are designed to meet the needs of customers, and are conducted in close cooperation with universities and research institutes.



Welding Consumables Division

STRUCTURES, PRODUCTS, MARKETS.

Böhler Thyssen Schweisstechnik GmbH is a joint venture in which BÖHLER-UDDEHOLM AG and KruppHoesch Stahl AG each own 50%. The Welding Consumables Division operates manufacturing facilities in Austria, Germany, Belgium, Brazil and Mexico. Böhler Thyssen Schweisstechnik GmbH has its own subsidiaries, which are responsible for the sale of welding consumables throughout the world.

The Company considers itself a universal provider of welding consumables for sheathed electrodes, solid wire and filler wire for electrical arc welding, stick electrodes for gas welding, welding consumables for repairs, and soldering materials. Approximately two-thirds of sales are generated by medium and high-alloy welding consumables. The Group is market leader for rust, acid and heat resistant products in a number of West European and South American countries. Products are used chiefly in steel and apparatus construction, power station and plant construction, automobile manufacture and shipbuilding, pipeline construction, and the petrochemical industry.

BUSINESS OVERVIEW 2001.

In spite of a difficult operating environment, the Welding Consumables Division recorded higher sales and earnings for the reporting year and further increased market share. Extensive restructuring in the division over past years also led to a substantial improvement in the EBIT margin. The development of business during the first half of 2001 was characterized by satisfactory growth in volume sales, which weakened slightly during the second six months. Prices remained under increasing pressure, however, and the higher cost of pre-materials exerted additional pressure on the gross margin.

The strong upward trend in oil prices over recent years has stimulated activity in the offshore and pipeline construction segments. Many new projects are now in the implementation stage, which has led to higher demand for welding consumables. Substantial growth in power plant construction, particularly during the fourth quarter of 2001, also supported an increase in the sale of welding consumables.

Key Segment Figures acc. to IAS in m€	1999	2000	2001
Total sales	119.8	121.7	**135.1**
Intra-company sales	3.2	3.9	**4.3**
External sales	116.6	117.8	**130.8**
Earnings before interest and tax (EBIT)	2.0	6.6	**10.6**
Operating assets	84.9	94.0	**97.6**
Operating liabilities	19.1	18.2	**17.8**
CAPEX	5.4	7.2	**3.1**
Depreciation	4.6	4.4	**4.9**
Other non-cash income/expense	1.0	0.2	**1.0**
Employees	842	799	**813**

Sales in m€


119.8
121.7
135.1
1999
2000
2001

EBIT in m€


10.6
6.6
2.0
1999
2000
2001

Employees


842
799
813
1999
2000
2001

Strong export activity helped the welding consumables market in Europe to remain generally stable at a high level, although demand slowed towards the end of the year. Markets in Southeast Asia have recovered well from the 1997/98 economic crisis, and division companies have been able to take part in a number of large power plant and pipeline construction projects. The demand for welding consumables in the oil-producing Arab states has also become stronger.

In North America, general economic weakness had a negative impact on the welding consumables market; the only exceptions were the power plant construction and crude oil producing segments. The situation on the South American market was different in that little momentum was apparent in Mexico and Argentina, but demand in Brazil rose at an above-average rate.

CAPITAL EXPENDITURE.

After extensive modernization and expansion at our production sites in Hamm, Kapfenberg, Seneffe, Sao Paulo and Mexico City over recent years, reporting year investments focused on increasing the production capacity for high-alloy filler wire in Kapfenberg. Warehouse capacity at sales subsidiaries was also expanded to optimise the sale of third-party products in the low-alloy filler wire and solid wire segments. The installation of SAP/R3 throughout the entire division was also completed in 2001.

RESEARCH AND DEVELOPMENT.

Böhler Schweisstechnik Austria GmbH optimized its newly implemented production technology for high-alloy filler wire based on intensive research work. This led to further product improvements, which will enable the company to better compete with Japanese market leaders. At the same time, the product line for filler wire was expanded further and the quality level of sheathed electrodes, in particular welding consumables for pipeline construction, was also improved.

At UTP Schweissmaterial GmbH & Co KG, research activities focused on the evolution of stick and wire electrodes for nickel-based materials with high temperature and/or corrosion resistance. Fontargen GmbH invested to expand the product range for brazing consumables, and Soudokay S.A. developed new filler wire for use in tool steel welding and heat-resistant hard alloys.

Forging Technology Division

STRUCTURES, PRODUCTS, MARKETS.

Forging technology products are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg (Austria). Aircraft and jet engine manufacturers represent the most important market, which generates nearly 60% of total division sales. Approximately 25% of sales are registered in the steam and gas turbine construction segment; another key market is machinery and plant construction. The division's products are sold throughout the world, with Europe, North America and Asia as the major markets.

Key aggregates for production of these components are the worldwide largest screw press with 31,500 tonnes of pressure, drop-forging hammers with 8 to 35 mt impact strength, and open die hammers. This equipment is used to produce technically demanding forged products in small batches, in accordance with an extensive quality control system.

Based on sales, the Forging Technology Division is the smallest in the BÖHLER-UDDEHOLM Group but it is also the division that has shown the strongest growth in recent years, with its highly demanding project-based activities. Many customers, especially in the aircraft industry, include the division in the planning and design of individual products, long before the start of actual production.

BUSINESS OVERVIEW 2001.

Böhler Schmiedetechnik GmbH & Co KG closed 2001 as the fifth record year in succession. Both sales and earnings rose significantly over the previous year, even though the terrorist attacks in the USA had a severe and lasting negative impact on the aviation industry. The company operated at full capacity throughout the reporting year, and was able to increase market share in both the aircraft and turbine construction segments. Prices remained stable on average throughout 2001, with volume sales rising substantially over the prior year.

AIRCRAFT INDUSTRY.

Key customers are the aircraft manufacturers Boeing and Airbus (EADS) and their component suppliers, as well as the jet engine manufacturers General Electric and Rolls Royce. BÖHLER-UDDEHOLM supplies these companies with structural parts and forged disks made of titanium and nickel-based alloys and special aircraft steels.

Sales in m€



73.4
77.2
99.3
1999
2000
2001

EBIT in m€



10.9
10.8
14.4
1999
2000
2001

Employees



339
335
405
1999
2000
2001

Key Segment Figures acc. to IAS in m€	**1999**	**2000**	**2001**
Total sales	73.4	77.2	**99.3**
Intra-company sales	11.5	3.9	**1.6**
External sales	61.9	73.3	**97.7**
Earnings before interest and tax (EBIT)	10.9	11.1	**14.4**
Operating assets	60.0	56.9	**98.7**
Operating liabilities	8.1	13.8	**24.6**
CAPEX	3.9	3.8	**3.6**
Depreciation	2.5	2.6	**2.2**
Other non-cash income/expense	0.6	0.5	**0.1**
Employees	339	335	**405**

Up to 11 September, the development of business in the aerospace industry was satisfactory and demand was stable at a very high level. The terrorist attacks in the USA led to an abrupt halt in this growth and, over the short-term, to a complete standstill in orders. Böhler Schmiedetechnik GmbH & Co KG did not receive any major order cancellations, but order intake fell significantly during the last quarter of 2001.

Total sales to the aerospace industry rose again by approximately 27% in the reporting year. Forged disks for jet engines showed especially good growth, and the division plans to further increase sales of this high-quality product in the coming years.

TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. Demand for these products in Europe remained solid throughout the year because of numerous power plant projects in Europe, China and the USA. Key customers such as Siemens, Alstom, GE-Power Systems, Toshiba and Hitachi showed high capacity utilization in the turbine construction segment. The Forging Technology Division was therefore able to increase sales in this area by roughly 40%, which also had a positive influence on earnings.

SPECIAL FORGINGS.

The most important products in this segment are marine diesel valves, forged components for cable railways, and special wagon-wheels. The operating environment for customers of special forgings was generally good during the entire year. Marine engine construction in Asia and general machinery and plant engineering in Europe showed robust development, and the Forging Technology Division was therefore able to increase sales of special forgings during 2001 compared to the previous year.

CAPITAL EXPENDITURE.

Investment activity for the 2001 Business Year focused on the purchase of a 1,600 tonne pre-forming and trimming press. In addition, the restructuring of in-house tool production continued. A new headquarters building was opened in Kapfenberg at mid-year, and will optimise coordination between sales, production planning and administration. Current weakness in the aircraft industry led to the temporary postponement of a major expansion of production facilities at the Kapfenberg site. The Company has decided to review developments in this sector during 2002 before making a final decision on this investment project.

RESEARCH AND DEVELOPMENT.

Activities were intensified, with a general concentration on four areas: materials, forging processes and plant optimization, computer simulation of forging processes, and the development of prototypes for forged components. Individual projects conducted during the reporting year involved the scientific analysis of forged disks for jet engines and processes to permit the online measurement of forged components. In addition, the company is active in the development of forging processes for new materials, in particular for the aerospace industry.



Overview of Key Segment Figures

SEGMENT REPORTING ACCORDING TO IAS / PRIMARY SEGMENT as at 31 December 2001

Division	Long Products		Strip Steel		Welding Consumables	
in k€	2000	2001	2000	2001	2000	2001
Total sales	1,103,698.4	1,098,889.8	170,975.2	171,365.5	121,676.9	135,148.9
Intra-company sales	3,950.5	13,417.2	0.0	0.0	3,844.6	4,305.5
External sales	1,099,747.9	1,085,472.6	170,975.2	171,365.5	117,832.3	130,843.4
EBIT	99,280.6	88,806.3	29,487.6	33,488.3	6,619.0	10,597.4
Operating assets	1,030,674.3	1,085,866.0	126,642.7	128,661.0	93,960.1	97,594.0
Operating liabilities	201,552.6	180,495.0	37,722.7	29,052.1	18,200.4	17,791.2
CAPEX	72,294.6	108,477.4	9,179.4	16,753.8	7,206.8	3,088.0
Depreciation	48,305.4	50,589.7	10,780.1	10,794.3	4,444.3	4,884.5
Other non-cash income/ expense	(2,733.3)	(6,881.9)	(119.1)	(2,286.3)	249.7	1,030.4
Employees	6,556	6,728	1,164	1,111	799	813

SEGMENT REPORTING ACCORDING TO IAS / SECONDARY SEGMENT as at 31 December 2001

Region	Austria		European Union		Rest of Europe		N/S-America	
in k€	2000	2001	2000	2001	2000	2001	2000	2001
External sales	88,386.8	85,779.8	749,429.0	796,148.6	104,870.1	112,847.6	283,230.7	267,035.2
Operating assets	548,933.4	603,690.2	542,743.8	561,937.1	36,438.5	40,776.5	185,487.4	182,859.7
Operating liabilities	151,072.1	127,845.8	147,154.8	134,727.6	11,634.1	12,742.2	41,765.2	34,452.8
CAPEX	53,701.0	66,297.4	27,886.1	57,732.0	889.4	1,711.1	7,191.4	6,314.1



Forging Technology 2000	Forging Technology 2001	Other/Consolidation 2000	Other/Consolidation 2001	Group 2000	Group 2001
77,162.5	99,281.5	44,054.6	46,538.3	1,517,567.6	1,551,224.0
3,910.0	1,628.0	23,126.6	22,501.4	34,831.7	41,852.1
73,252.5	97,653.5	20,928.0	24,036.9	1,482,735.9	1,509,371.9
11,072.2	14,403.2	(20,780.5)	(15,163.9)	125,678.9	132,131.3
56,929.6	98,661.1	29,854.1	31,638.5	1,338,060.8	1,442,420.6
13,840.5	24,630.9	(132.3)	5,966.2	271,183.9	257,935.4
3,777.5	6,851.1	4,064.9	3,579.6	96,523.2	138,749.9
2,583.3	2,645.8	7,704.6	2,277.2	73,817.7	71,191.5
519.8	119.1	5,239.9	1,354.8	3,157.0	(6,663.9)
335	405	217	241	9,071	9,298

Asia 2000	Asia 2001	Australia 2000	Australia 2001	Africa 2000	Africa 2001	Consolidation 2000	Consolidation 2001	Group 2000	Group 2001
191,606.9	184,162.4	44,004.0	42,961.0	21,208.4	20,437.3	0.0	0.0	1,482,735.9	1,509,371.9
70,048.1	66,732.4	51,817.3	45,284.3	6,749.7	6,721.3	(104,157.4)	(65,580.9)	1,338,060.8	1,442,420.6
15,267.6	12,521.1	7,811.4	5,310.3	1,875.3	2,147.8	(105,396.6)	(71,812.2)	271,183.9	257,935.4
5,183.5	4,677.8	1,467.6	961.5	204.2	1,056.0	0.0	0.0	96,523.2	138,749.9



Investor Relations / Corporate Governance

BÖHLER-UDDEHOLM AG was first listed on the Vienna Stock Exchange on 10 April 1995. In Vienna, the Company is represented in the most important segment of the equity market — the Austrian Traded Index or ATX. The Company has also been quoted on London's SEAQ International since 1995, and has had a Sponsored Level 1 ADR Program in the USA since 1996. In the leading ATX index, BÖHLER-UDDEHOLM was weighted at 4.1% as of year-end 2001. The sales volume of BÖHLER-UDDEHOLM shares on the Vienna Exchange totalled 680.7 m€ in 2001, numbering among the ten most heavily traded stocks in Austria.

BÖHLER-UDDEHOLM SHARE.

At the start of 2001 the BÖHLER-UDDEHOLM share traded at 34.80 €, and growth was significant over the first six months. The annual high was reached in July at 49.87 € for a plus of 43%, ranking BÖHLER-UDDEHOLM among the top stocks in the Austrian ATX and at the forefront of international steel stocks. This outstanding development was based on solid results combined with the highest dividend in the Company's history, and growing attention above all from Austrian financial investors. This rising interest in BÖHLER-UDDEHOLM was also documented in numerous road shows and presentations held by management in Austria and other countries as part of the investor relations program.

During the second half of 2001, the price of the BÖHLER-UDDEHOLM share declined slightly after the horrifying events of 11 September in the USA. Capital markets turned their attention away from cyclical issues and towards more defensive stocks. International exchanges weakened in the aftermath of the terrorist attacks, subsequent war in Afghanistan, and general fears of recession. These developments also affected the BÖHLER-UDDEHOLM share to a certain extent, but the stock stabilized at a higher level towards the end of the year. The BÖHLER-UDDEHOLM share closed 2001 at 44.98 €, for an increase of 30% over year-end 2000. In contrast, the leading Vienna Stock Exchange index (ATX) registered a plus of only 6% for the same period.

CHANGE IN OWNERSHIP STRUCTURE.

The shareholder structure of BÖHLER-UDDEHOLM AG was enhanced in 2001 by the entry of a private Austrian financial investor group. This group is comprised of three investment companies, BU-Industrieholding GmbH, TECHNO Holding AG and BUB Beteiligungs GmbH, which are backed by Austrian entrepreneurs and industrialist families. They intend to hold their BÖHLER-UDDEHOLM stock over the long-term, and thereby to participate in the growth of the Company.

This investor group held 25.1% of BÖHLER-UDDEHOLM AG share capital at the end of the reporting year, making it the largest stockholder ahead of ÖIAG (25%). The management of BÖHLER-UDDEHOLM views the entry of this Austrian shareholder group as highly positive, since it underlines the confidence of investors in the future of the Company.

CORPORATE GOVERNANCE

The growing discussion on corporate governance, which has also started in Austria, will provide an opportunity to focus reporting and control structures even more strongly on the principles of transparency and accountability. In particular, BÖHLER-UDDEHOLM plans to comply with any future corporate governance code developed for Austria.



Share Price Performance relative to ATX
€ 80
70
60
50
40
10/4/95
1/1/96
1/1/97
1/1/98
1/1/99
1/1/00
1/1/01
31/12/01
— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed

REPURCHASE OF SHARES AND STOCK OPTION PROGRAM.

Based on an authorization by the Annual General Meeting of 14 May 2001 and a resolution of the Managing Board that was also approved by the Supervisory Board, BÖHLER-UDDEHOLM AG initiated a stock buyback program on 4 October 2001. This program is scheduled to end no later than 14 November 2002. The Company plans to repurchase up to 660,000 shares, or 6% of share capital. As of 31 December 2001 BÖHLER-UDDEHOLM had acquired 159,440 shares, or 1.45% of share capital.

As announced at the last Annual General Meeting, this stock buyback will support the implementation of a stock option plan for 58 key managers. The prerequisite for participation in this program is an individual investment by each participant. Members of the Managing Board of BÖHLER-UDDEHOLM AG may purchase up to 1,000 shares of BÖHLER-UDDEHOLM stock, all other key managers up to 500 shares.

For each share purchased as part of the individual investment, BÖHLER-UDDEHOLM will award the participant 20 options. Each option represents the right to purchase one share of BÖHLER-UDDEHOLM stock. The exercise price per share will equal the average price paid by BÖHLER-UDDEHOLM during the repurchase program. Participants may only exercise their options if the development of the BÖHLER-UDDEHOLM share exceeds other steel shares over a period of at least two years. A basket of ten steel companies was selected as the benchmark for this comparison, and the performance of the BÖHLER-UDDEHOLM share must exceed the basket.

This primary objective of the stock option program is to link the actions of management even more closely with the interests of shareholders. In addition to previous investor relations activities, this instrument should also contribute to the future development of the Group in accordance with shareholders' expectations. In conclusion, it should also be noted that share purchases by the private Austrian investor group (25.1%) and the stock buyback program (1.45%) reduced the free float component of BÖHLER-UDDEHOLM AG from 75% to 48.45% during the reporting year.

Ownership Structure of BÖHLER-UDDEHOLM AG


ÖIAG 25%
BU-Industrieholding GmbH
TECHNO Holding AG
BUB Beteiligungs GmbH
25.1%
shares
Other 8.9%
Austria 15%
Switzerland 3%
Germany 3%
UK 6%
USA 14%

Stock Information

Registration number	90385
ISIN Code	AT0000903851
Type of stock	Bearer shares of common stock
Share capital	79,970,000 € divided in 11,000,000 shares
Free float	48.45%
First traded on	10 April 1995, Vienna Stock Exchange
Volume in 2001	680.7 m€
Shares traded in 2001	15,717,426
Average shares traded per day	63,633
ATX weighting	4.1%

Capital market information can be obtained from:

Telephone Fax	(+43 1) 798 69 01-707 (+43 1) 798 69 01-713
e-mail: randolf.fochler@bohler-uddeholm.com	
Web site: www.bohler-uddeholm.com	
ADR symbol	BDHHY
ÖTOB symbol	BUD
Reuters	BHLR.VI
Bloomberg	BOEH AV
Dow Jones	R.BUD
Bridge	AT;BUD

Financial Calendar 2002 (preliminary)

3 April	Results for the 2001 Financial Year
13 May	Annual General Meeting
16 May	Ex-dividend day
21 May	Results for the First Quarter of 2002
23 May	Dividend payment day
2 September	Results for the First Two Quarters of 2002
12 November	Results for the First Three Quarters of 2002






Personnel

The number of employees in the BÖHLER-UDDEHOLM Group increased from 9,071 by 3% to 9,298. This growth resulted primarily from good utilization of capacity in most plants and related higher production output, and from the acquisition of several smaller companies during the reporting year. In addition, the Group employed a total of 301 apprentices during the 2001 Business Year compared to 274 in 2000.

At regular intervals, key Group managers meet to exchange information and define strategic focal points for the future together with the Management Board of BÖHLER-UDDEHOLM AG. In 2001 this Group meeting was organized in two parts: on the first day, a management coach and participants discussed topics such as management competence, responsibility, personal and professional goals, and the quality of life.

The second day was dedicated to the so-called "marketplace". A number of "market stalls" provided participants with the opportunity to gather information on the latest developments in strategy, Long Products Division, Strip Steel Division, Welding Consumables Division, Forging Technology Division, research and development, financing, information technology and e-business. Participants were able to review the current state of BÖHLER-UDDEHOLM business activities, collect ideas for further development, and evaluate them according to a priority catalogue that identified the most important measures.

Another important step in 2001 was the selection of candidates for the third BÖHLER-UDDEHOLM training program. Over a period of two years, trainees are rotated through key areas of Group companies in different countries to prepare them for future management functions. In particular, trainees work on projects that require interaction between production and sales companies.

Trainees from the first group completed their program on schedule during the reporting year, and now work as junior managers in operational functions at various BÖHLER-UDDEHOLM companies. The personnel department has already made arrangements to provide graduates from the second and third trainee class with appropriate positions in the Company. Independent of this trainee program, the Group has implemented continuous rotation and training programs for our managers of the future.

BÖHLER-UDDEHOLM uses modern compensation plans to increase the attractiveness of the Company to mangers and to bind key personnel over the long-term. During the reporting year, a further element was added to the Group's compensation and incentive system for managers in the form of a stock option plan. This plan, which is tied to an individual investment, was offered to 62 Group managers and found acceptance by a high number of 58 or 94%.

Employees	**2001**	**2000**
Austria	3,981	3,859
Sweden	1,406	1,437
Germany	1,138	1,064
Other Europe	1,024	992
North America	498	565
South America	338	320
Africa, Australia, Asia	913	834
Total	**9,298**	**9,071**

Research and Development

R&D Expenses in m€


8.1
9.8
12.6
14.7
15.6
16.0
1996
1997
1998
1999
2000
2001

During the reporting year, research and development expenses increased slightly from 15.6 m€ by 2.6% to 16.0 m€ and exceeded one percent of total sales recorded by the BÖHLER-UDDEHOLM Group. Over the past five years, the Company has doubled expenditures for research and development in order to better react to the rapidly changing needs of customers with new products and process technologies. Activities for 2001 focused on the development of simulation programs for the computer-aided production of materials, alloys, and components.

One project for the aerospace industry involves the pre-production computation of structural components made of high-alloy steels and nickel-based alloys relative to their individual chemical composition. These complex calculations are based on physical principles and require experimental data on model alloys. The microscopic components in these materials have a major influence on the mechanical, physical, and chemical characteristics of the finished product.

In addition to the analysis of alloy characteristics, BÖHLER-UDDEHOLM also performs simulations for reshaping and heat treatment. Computer-generated models allow the precise calculation of optimal manufacturing steps prior to the start of production — not only for the composition of alloys, but also for production planning with parameters for rolling or forging and heat treatment. The properties of the finished components can also be examined in advance.

For BÖHLER-UDDEHOLM customers, this means a significant reduction in the time needed to develop new materials and forms. Customers receive the optimal material for a specific application or component, as well as guaranteed production technology for shaping and heat treatment. This, in turn, ensures uniform quality for components used in commercial production.

Computer simulation for materials technology is used in nearly all core business segments at BÖHLER-UDDEHOLM. Roughly 20 experts in different Group companies are extensively involved with this modern technology. At present, only the aviation industry provides us with specifications for component properties and expects us to supply appropriate computer models for material selection, shaping technology, heat treatment and mechanical processing.

In the not too distant future, customers in the automotive industry, energy industry or plastics industry will also require simulation for components and tools. Users will want more extensive information on the characteristics and expected useful life of components before the start of production. Simulation will therefore take on a key role in the manufacture of custom-designed products.

Knowledge Management

The maintenance and distribution of knowledge is one of the greatest challenges for the management of multinational enterprises, and therefore for the BÖHLER-UDDEHOLM Group as well. The answer to an ever-increasing flood of data is not limited to information technology, but rather focuses on networks of knowledge between individual employees from different functional areas and countries. Knowledge management should support the development and transfer of knowledge between member companies and divisions of the Group, and make resources available to use this common knowledge.

The BÖHLER-UDDEHOLM knowledge management project has identified three areas of strategic relevance for competition on the marketplace:

- the ability to solve material-related problems
- long-term relationships with customers, suppliers and employees
- finely-tuned reactions to changes on global and local markets.

The decentralized international structure of the BÖHLER-UDDEHOLM Group requires knowledge management to concentrate and link available but "scattered" expertise, making it more easily available for value added processes. These activities should take place within interaction and communication structures that provide access to a knowledge pool for the Group staff, and permit the development and use of this common know-how.

The foundation of knowledge management at BÖHLER-UDDEHOLM is based on a networking of individual knowledge bearers into Group project teams. The organizational framework for this is formed by a knowledge-based network, which covers various areas by experts and resources (hardware, software, data, budget).

The creation of knowledge networks at BÖHLER-UDDEHOLM started in the research and development sector in 1998, and now extends into other functional areas. As an example: in 2001 the Automotive Future Trends Group (AFTG) was founded, and includes not only R&D experts but also specialists from production, marketing and sales.

This will allow the Group to recognise new trends in the automotive industry at an early stage and react quickly to changing market needs. BÖHLER-UDDEHOLM AG assumes the role of coordinator in these projects, and analyses the fulfilment of objectives by applying specific indicators and evaluating qualitative results.

The Company's goal over the coming years is to introduce knowledge management forums throughout the Group to identify and evaluate future trends in the key customer segments of the aircraft and energy industries. Conclusions reached by these groups will form the basis for strategic goals and measures to expand our range of products and services.





Environment

Sustainable development means more than just profitable growth and environmental protection. For this reason, BÖHLER-UDDEHOLM seeks to achieve a lasting integration of ecological and economic factors in the Group's development and production processes. The Company places special emphasis on extensive cooperation with international institutions such as the World Business Council for Sustainable Development, experts in the European Union, and universities in Austria and Sweden.

Our primary objective is to define and analyse processes in the Group, and to develop measures that reduce the impact of these processes on the environment. Decreasing the use of energy and raw materials is a major focus of our activities. During the reporting year, BÖHLER-UDDEHOLM initiated a project to identify and document various processes in the Group's production companies according to ISO 9000 specifications. In order to better evaluate the current situation and potential for savings, the Company is developing a process model together with the Austrian Research Centers at Seibersdorf. This will provide a good benchmark for the multifaceted activities in the BÖHLER-UDDEHOLM Group.

In order to facilitate the distribution of new findings in the areas of environment, energy use and process optimization, experts from the environmental and energy fields joined together in a Group forum. This committee registered its first successes during the reporting year. Several Group companies received environmental awards from external organizations, which underscore our efforts for lasting protection of the environment.

A further goal is to achieve ISO 14000 certification for environmental management systems in all BÖHLER-UDDEHOLM production companies. This catalogue of guidelines forms the basis for steady improvement in environmental performance and guarantees compliance with legal regulations for protection of the environment. All companies in the Welding Consumables and Forging Technology Divisions have been certified under ISO 14000. In the coming year, the certification of all production companies in the Special Steel Long Products Division will be completed.

The subject of waste management also received greater attention during the reporting year. The production of special steels generates waste products such as slag in the steel mills, scale in the rolling mills, or grinding dust and chips in machining plants. Our goal is to recycle as many of these waste products as possible.

BÖHLER-UDDEHOLM makes use of both internal technologies for processing and recycling, and external opportunities for economical post-processing and ecologically compatible disposal. Several Group companies have therefore combined their waste management programs to save costs and guarantee proper recycling for waste products.

During 2001, BÖHLER-UDDEHOLM started its first project for the use of waste heat. At Uddeholm Tooling AB in Sweden, waste heat from the steel mill, forge and heat treatment plants is fed into the Hagfors district heating system. This project also demonstrates sustainable development through the sensible use of resources.

Report of the Supervisory Board

During the 2001 Business Year, the Supervisory Board held five meetings and performed those duties required by law and the Articles of Association. In addition, the Audit Committee held one meeting during the reporting year. The Managing Board provided the Supervisory Board with regular written and verbal reports and information on the development of business and performance of the Company and the Group.

The Annual Accounts and Directors' Report of BÖHLER-UDDEHOLM AG and the Consolidated Accounts and Directors' Report as at 31 December 2001 were prepared in accordance with International Accounting Standards (IAS). These documents were audited by KPMG Alpen-Treuhand Gesellschaft mbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, Annual Accounts, and Consolidated Group Accounts meet legal requirements and the provisions of the Articles of Association. The results of the audit indicate no grounds for objection and the auditors have therefore awarded an unqualified opinion. The Directors' Report is in agreement with the Annual Accounts and Consolidated Group Accounts.

The Supervisory Board has therefore approved the 2001 Annual Accounts and declares its agreement with the Directors' Report. The 2001 Annual Accounts are therefore officially approved in keeping with § 125 of the Austrian Stock Corporation Act. The Supervisory Board has also approved the Consolidated Accounts and related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG concluded the 2001 Business Year with net income of 36,322,821.17 €. The inclusion of changes to reserves and profit carried forward from the prior year yield retained earnings totalling 29,700,369.24 €. A resolution will be placed before the Annual General Meeting on 13 May 2002 recommending distribution of a dividend of 29,700,000.00 € and carry forward of the remaining 369.24 €.

The Supervisory Board

Consolidated Financial Statements 2001
BÖHLER-UDDEHOLM Group

according to IAS



Balance Sheet as at 31 December 2001

BÖHLER-UDDEHOLM Group

ASSETS		Note Ref.	31/12/2001 in k€	31/12/2000 in k€
A.	Non-current assets			
I.	Tangible assets	(1)	506,981.7	466,390.1
II.	Goodwill		32,161.8	12,261.8
III.	Other intangible assets		7,823.2	7,931.7
IV.	Investments in associates		364.7	505.7
V.	Other financial assets		37,793.7	42,212.7
VI.	Future tax benefits	(2)	55,045.4	57,614.2
			640,170.5	**586,916.2**
B.	Current assets			
I.	Inventories	(3)	528,632.0	470,318.9
II.	Accounts receivable from trade	(4)	313,009.4	317,102.7
III.	Accounts receivable from affiliated enterprises	(5)	4,080.8	4,155.0
IV.	Other receivables	(6)	37,638.2	48,905.3
V.	Securities available for sale		482.9	778.2
VI.	Cash and cash equivalents		62,537.9	57,977.8
VII.	Prepaid expenses		13,874.9	13,288.8
			960,256.1	**912,526.7**
	Total assets		1,600,426.6	**1,499,442.9**

LIABILITIES		Note Ref.	31/12/2001 in k€	31/12/2000 in k€
A.	Shareholders' equity			
I.	Share capital	(7)	79,970.0	79,970.0
II.	Capital reserves	(8)	264,596.6	264,596.6
III.	Treasury shares	(9)	(6,990.5)	–
IV.	Revenue reserves	(10)	273,638.0	226,680.4
V.	Retained earnings		29,700.4	27,536.6
			640,914.5	**598,783.6**
B.	Minority interest		6,839.9	**9,400.7**
C.	Non-current liabilities			
I.	Interest bearing debt	(11)	114,965.4	146,780.6
II.	Deferred tax	(2)	44,522.6	42,197.8
III.	Severance and pension provisions	(12)	177,748.2	186,413.5
IV.	Other long-term provisions		17,987.0	23,313.0
V.	Other long-term liabilities		686.1	1,214.0
			355,909.3	**399,918.9**
D.	Current liabilities			
I.	Accounts payable from trade	(13)	129,922.4	137,625.6
II.	Payments on account		1,864.8	579.7
III.	Short-term borrowings	(14)	10,223.7	4,662.1
IV.	Current portion of interest-bearing debt	(15)	298,484.2	175,202.9
V.	Short-term provisions	(16)	76,201.1	77,836.6
VI.	Other short-term liabilities	(17)	74,688.6	90,060.6
VII.	Prepaid income		5,378.1	5,372.2
			596,762.9	**491,339.7**
	Total liabilities and shareholders' equity		1,600,426.6	**1,499,442.9**

Income Statement 2001

BÖHLER-UDDEHOLM Group

		Note Ref.	2001 in k€	2000 in k€
1.	**Net sales**	(18)	**1,509,371.9**	**1,482,735.9**
2.	Cost of sales	(19)	(1,004,811.9)	(972,116.9)
3.	**Gross result**		**504,560.0**	**510,619.0**
4.	Other income	(20)	39,096.1	47,688.7
5.	Selling expense		(272,750.1)	(266,620.5)
6.	Administrative expense		(101,634.4)	(106,256.2)
7.	Amortization of goodwill		(5,753.4)	(4,047.0)
8.	Other expense	(21)	(31,386.9)	(55,705.1)
9.	**Earnings before interest and tax (EBIT)**		**132,131.3**	**125,678.9**
10.	Income/expense from shares and associated enterprises		41.5	(4.4)
11.	Income/expense from securities		202.0	2,472.5
12.	Interest expense (net)	(22)	(25,158.8)	(25,258.2)
13.	Other financial result	(23)	(339.8)	(1,637.8)
14.	**Financial result**		**(25,255.1)**	**(24,427.9)**
15.	**Earnings before tax and extraordinary charges (EBT)**		**106,876.2**	**101,251.0**
16.	Income taxes	(24)	(35,695.7)	(31,204.4)
17.	**Net income before minority interest**		**71,180.5**	**70,046.6**
18.	Minority interest		(1,536.1)	(3,025.3)
19.	**Net income**		**69,644.4**	**67,021.3**
	Basic earnings per share (in €)	(32)	6.3	6.1
	Diluted earnings per share (in €)	(32)	6.4	6.1
	Average number of shares outstanding-basic	(32)	11,000,000	11,000,000
	Average number of shares outstanding-diluted	(32)	10,971,252	11,000,000

Changes in Equity

BÖHLER-UDDEHOLM Group

	Capital in k€	Capital reserves in k€	Treasury shares in k€	Revenue reserves in k€
As at 1/1/2000	79,970.0	264,596.6	0.0	180,054.5
Dividend 1999	0.0	0.0	0.0	0.0
Net income	0.0	0.0	0.0	39,492.1
Other neutral changes	0.0	0.0	0.0	(4,029.8)
As at 31/12/2000	79,970.0	264,596.6	0.0	215,516.8
Dividend 2000	0.0	0.0	0.0	0.0
Net income	0.0	0.0	0.0	39,980.7
Share buyback	0.0	0.0	(6,990.5)	0.0
Other neutral changes	0.0	0.0	0.0	5,873.7
As at 31/12/2001	79,970.0	264,596.6	(6,990.5)	261,371.2

Consolidated Chart of Provisions as at 31 December 2001

BÖHLER-UDDEHOLM Group

	As at 1/1/2001 in k€	Foreign exchange differences in k€	Changes in group structure in k€	Used in k€
Provision for deferred taxes	42,197.8	(416.1)	0.9	1,120.6
Severance and pension provision	186,413.5	(1,381.5)	240.3	7,471.7
Provision for long service awards	13,324.1	0.0	0.0	768.2
Other long-term provisions	9,989.2	4.9	60.0	1,585.8
Other short-term provisions	77,836.6	(541.0)	179.5	38,049.1
Total	329,761.2	(2,333.7)	480.7	48,995.4

1) Effect from initial recognition of qualifying insurance policies as plan assets acc. to IAS 19.104 B: (7,453.3) k€

Translation reserves in k€	Retained earnings in k€	Total in k€	Minority interest in k€
4,786.0	22,007.4	551,414.5	7,844.3
0.0	(22,000.0)	(22,000.0)	(1,849.7)
0.0	27,529.2	67,021.3	3,025.2
6,377.6	0.0	2,347.8	380.9
11,163.6	27,536.6	598,783.6	9,400.7
0.0	(27,500.0)	(27,500.0)	(1,125.0)
0.0	29,663.8	69,644.5	1,536.1
0.0	0.0	(6,990.5)	0.0
1,103.2	0.0	6,976.9	(2,971.9)
12,266.8	29,700.4	640,914.5	6,839.9

Released in k€	Allocated in k€	Transfers[1] in k€	As at 31/12/2001 in k€
763.4	4,181.3	442.7	44,522.6
1,503.2	8,795.3	(7,344.5)	177,748.2
302.3	330.0	(10.9)	12,572.7
517.0	1,028.2	(3,565.2)	5,414.3
11,709.8	44,797.6	3,687.3	76,201.1
14,795.7	59,132.4	(6,790.6)	316,458.9

Cash Flow Statement 2001

BÖHLER-UDDEHOLM Group

	in k€	2001	2000
	Earnings before tax	106,876.2	**101,251.0**
–	Income taxes	(35,695.7)	(31,204.4)
+	Depreciation (– appreciation) of fixed assets	71,572.2	75,692.2
–(+)	Increase (reduction) in future tax benefits	2,455.9	642.9
+(–)	Increase (reduction) in long-term provisions	(10,642.4)	2,494.6
+(–)	Translation difference from foreign currency items	(1,263.4)	(519.2)
–(+)	Income (expense) from disposal of fixed assets	307.3	(10,134.4)
=	Cash flow before capital changes	133,610.1	**138,222.7**
–(+)	Increase (reduction) in inventories, prepayments and deferred expense	(61,691.8)	(35,671.1)
+(–)	Increase (reduction) in prepayments received and deferred income	1,262.4	540.9
–(+)	Increase (reduction) in external accounts receivable	2,916.4	(31,466.0)
–(+)	Increase (reduction) in intercompany accounts receivable (from receivables and other assets) and other receivables	10,245.1	(13,830.7)
+(–)	Increase (reduction) in external accounts payable	(5,610.9)	36,430.9
+(–)	Increase (reduction) in intercompany accounts payable (from trade creditors and other liabilities) and other short-term liabilities	(15,216.3)	27,192.0
+(–)	Increase (reduction) in short-term provisions	(660.9)	9,370.2
–(+)	Change in adjustment item for intercompany matching	1,003.0	435.9
+(–)	Translation difference from foreign currency items	1,703.8	(6,509.0)
+(–)	Structural changes (changes in group consolidation)	1,654.8	(4,557.5)
=	Cash flow from operations	69,215.7	**120,158.3**

	in k€	2001	2000
–	Investment in fixed assets	(118,244.4)	(94,259.6)
+(–)	Proceeds (losses) from disposal of fixed assets	(307.3)	10,134.4
+	Book value of assets disposed	5,556.5	8,930.7
+(–)	Changes resulting from group consolidation and book transfers	8,528.0	(1,103.0)
+(–)	Translation difference from foreign currency items	4,191.4	(250.1)
+(–)	Structural changes (changes in group consolidation)	(28,770.4)	(2,272.3)
=	**Cash flow from investing activities**	**(129,046.2)**	**(78,819.9)**
+(–)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	97,903.9	(9,352.0)
+(–)	Increase (reduction) in bill liabilities	(353.2)	82.0
+(–)	Increase (reduction) in intercompany payables (from financing and clearing) and other long-term liabilities	(664.7)	(433.6)
–(+)	Increase (reduction) in intercompany receivables (from financing and clearing)	540.1	1,665.6
+(–)	Translation difference from debt denominated in foreign currency	(602.0)	1,304.5
–	Dividends paid, share movements, etc.	(34,567.8)	(25,358.2)
+(–)	Translation difference from equity denominated in foreign currency	1,103.2	6,377.6
+(–)	Structural changes (changes in group consolidation)	(450.7)	596.5
=	**Cash flow from financing activities**	**62,908.8**	**(25,117.6)**
+(–)	Cash flow from operations	69,215.7	120,158.3
+(–)	Cash flow from investing activities	(129,046.2)	(78,819.9)
=	**Free cash flow**	**(59,830.5)**	**41,338.4**
+(–)	Cash flow from financing activities	62,908.8	(25,117.6)
=	**Change in cash and cash equivalents**	**3,078.3**	**16,220.8**
+	Cash and cash equivalents at start of year	58,756.0	41,668.0
+(–)	Translation difference from foreign currency items	(157.2)	663.2
+(–)	Change in cash and cash equivalents due to changes in group structure	1,343.7	204.0
=	**Cash and cash equivalents at end of year**	**63,020.8**	**58,756.0**
	Cash and cash equivalents		
	Cash, cheques and bank accounts	62,537.9	57,977.8
	Current financial assets	482.9	778.2
		63,020.8	**58,756.0**

Notes to the Consolidated Financial Statements 2001

BÖHLER-UDDEHOLM AG, Vienna

A. GENERAL NOTES

The consolidated financial statements of BÖHLER-UDDEHOLM AG for the financial year 2001 were compiled in accordance with the guidelines set forth in International Accounting Standards (IAS) No 1–41 in their applicable version.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). It comprises 15 domestic and 101 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The remaining non-consolidated companies are not significant, even in total.

Companies belonging to the Böhler Thyssen Schweisstechnik GmbH, Hamm, joint venture (one domestic and 25 foreign companies) as well as Integrated Services 4 IT Operations GmbH, Vienna are consolidated using the proportional method in accordance with IAS 31 (Financial Reporting on Interests in Joint Ventures). The balance sheet date for the companies in the Böhler Thyssen Schweisstechnik group is 30 September of each year. No events that would have a material effect on the asset, financial or earnings position of BÖHLER-UDDEHOLM AG occurred between the advanced balance sheet date of these companies and preparation of the consolidated financial statements.

In addition, one domestic company and one foreign company are included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of BÖHLER-UDDEHOLM AG as of 31 December 2001, which is included as part of the notes.

The consolidation range (including BÖHLER-UDDEHOLM AG) developed as follows during the reporting year:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2001	106	27	3
Acquisitions	2	0	0
Foundations	6	1	0
Other additions	3	0	0
Disposals	0	0	0
Other disposals	0	(1)	(1)
As at 31/12/2001	117	27	2
Thereof foreign companies	101	25	1

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2001	2000
Non-current assets	26.7	(2.2)
Current assets	(18.8)	(5.3)
	7.9	**(7.5)**
Equity	3.8	(2.8)
Minority interest	(3.4)	0.3
Provisions	2.0	(4.5)
Liabilities	5.5	(0.5)
	7.9	**(7.5)**
Net sales	22.8	(10.9)
Earnings before tax	1.6	(0.3)
Employees	150	(167)

The following figures represent the proportional values at which the Böhler Thyssen Schweisstechnik GmbH subgroup is included in the consolidated accounts:

in m€	30/9/2001	30/9/2000
Non-current assets	41.2	44.7
Current assets	72.8	66.5
Total assets	**114.0**	**111.2**
Equity	28.8	25.7
Non-current liabilities	44.8	41.4
Current liabilities	40.4	44.1
Total equity and liabilities	**114.0**	**111.2**
Contingent liabilities	1.6	0.6
Total sales	135.1	121.7
Earnings before interest and tax (EBIT)	10.2	7.5
Net income	4.3	2.6

2. CONSOLIDATION METHODS

Subsidiaries are consolidated using the purchase method by offsetting the acquisition cost of the holding against the proportional share of equity at the point of acquisition or initial consolidation. Any resulting positive difference is allocated to assets where possible and amortized over the useful life of the investment.

Any remaining difference is capitalized as goodwill and generally amortized over a period of five years, or at most 15 years. Significant impairments in value that exceed the scope of regular amortization are reflected in extraordinary write-downs. In 2001 there were no such impairment losses of goodwill (previous year: 0.0 m€). Any resulting negative difference is shown separately and absorbed over a period of five years.

Minority interest in the equity and profit or loss of entities controlled by the parent company is shown separately in the consolidated financial statements.

The same basic principles used to consolidate subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is used to consolidate companies at equity. Any resulting positive difference is capitalized as goodwill and amortized over a period of five years.

All receivables, liabilities, expenses and income arising from transactions between member companies of the Group are eliminated. Profits arising from the provision of goods and services between Group companies are also eliminated if they are material.

Interim profits are not eliminated for companies carried at equity since these entities have an immaterial effect on the asset, financial and earnings positions of the Group.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates — revised 1993), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency in all cases since these companies operate independently from a financial, economic and organizational perspective. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is charged or credited to revenue reserves with no effect on the income statement. The resulting increase in equity for the reporting year is 1.1 m€ (previous year: 6.4 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "currency differences" in the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date the translation was recorded and the balance sheet date, are recognized as income or expense in the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity with no effect on the income statement.

If foreign currency receivables or liabilities are hedged with forward transactions, any unrealised exchange rate gains as of the balance sheet date are shown under other receivables and assets; unrealized exchange rate losses are recorded under other provisions.

C. ACCOUNTING AND VALUATION METHODS

Group valuation rules reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and attested by the auditors of the individual company financial statements. Data from companies consolidated using the equity method are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Tangible assets are valued at purchase or production cost and depreciated regularly over their useful life or to the lower recoverable amount. Depreciation is calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

Residential property	2.0 – 3.0%
Office and plant buildings, other structures	2.0 – 20.0%
Machinery and equipment	3.3 – 25.0%
Tools, office equipment	5.0 – 25.0%
Minor assets	100.0%

Impairment losses are reflected in extraordinary depreciation. Whenever an impairment loss is reversed, a corresponding write-up is made.

Leases for tangible assets, which transfer all risks and opportunities of ownership to the lessee (finance leasing), are capitalized at market value or the lower cash value in accordance with IAS 17 (Leases — revised 1997). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease instalments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded at cost.

Third party interest expense on tangible assets is not capitalized if production or purchase extends over a longer period of time.

Grants from public sources (investment subsidies) are recorded as a liability and amortized over the useful of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates are between 6.67% and 33.3%. Research costs may not be capitalized according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent period expenses. These costs may only be capitalized if development activity will lead with sufficient probability to future revenues, which also cover the related costs. Moreover, various criteria detailed under IAS 38.45 (Intangible Assets) must be fulfilled in a cumulative manner with regard to development projects.

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are shown under other financial assets at purchase cost less extraordinary write-downs to reflect any impairment.

Interest-bearing loans are stated on the balance sheet at face value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are shown at fair value. Other financial assets are recorded at purchase price or the recoverable amount as of the balance sheet date.

Deferred taxes are calculated, in particular, for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed according to the balance sheet liability method in accordance with IAS 12 (Income Taxes — revised 2000). Future tax benefits on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference will be reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower recoverable amount as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads. Expenses for employee benefits, voluntary benefits, company pension schemes, and interest on borrowings are not included.

Trade and other receivables are recorded at cost. Recognisable risks are reflected in appropriate valuation adjustments. Significant non-interest or low interest-bearing receivables are discounted.

Marketable securities recorded under cash on hand and at banks are stated at market value (mark-to-market).

TREASURY SHARES

The 10-th Annual General Meeting of BÖHLER-UDDEHOLM AG on 14 May 2001 authorized the Managing Board to repurchase shares of the Company's stock in accordance with § 65 Par. 1 Nr. 4 of the Austrian Stock Corporation Act and/or § 65 Par. 1 Nr. 8 of the Austrian Stock Corporation Act, subject to approval by the Supervisory Board. This authorization covers the purchase of a maximum of 1,100,000 bearer shares, and may only be exercised on or before 14 November 2002. In accordance with this authorization, the minimum repurchase price equals 1.00 € and the maximum repurchase price not more than 30% above the average market price for the three calendar months preceding repurchase.

In accordance with § 65 Par. 1 Nr. 8 of the Austrian Stock Corporation Act, the resolution passed by the Annual General Meeting was published in the official gazette of the "Wiener Zeitung" on 30 May 2001.

The Managing Board of BÖHLER-UDDEHOLM AG has decided to utilize the authorization granted by the 10-th Annual General Meeting of the Company on 14 May 2001, and to repurchase up to 660,000 shares of bearer stock or 6% or share capital. The Supervisory Board of BÖHLER-UDDEHOLM AG granted its approval to this action on 29 September 2001.

The repurchase of shares of BÖHLER-UDDEHOLM AG in conjunction with this program will take place on the Vienna Stock Exchange. No offering will be published for the repurchase of shares. It is expected that these repurchased shares will be used for a stock option plan, as announced at the Annual General Meeting. The Company retains the right to sell any shares not used for this program. No shares will be withdrawn in conjunction with this repurchase program. Furthermore, the Company will not trade its own shares for gain.

The number of options granted or planned as part of this stock option program for key employees or members of the Managing Board equals 20 options for each share of individual investment (members of the Managing Board of BÖHLER-UDDEHOLM AG: maximum 1,000 shares each; other participants: maximum 500 shares each). Each option represents the right to purchase one share of BÖHLER-UDDEHOLM AG common stock. Further details on the stock option plan were published in accordance with § 95 Par. 6 of the Austrian Stock Corporation Act in connection with § 82 Par. 9 of the Austrian Stock Exchange Act. Plans call for this stock option plan to be offered to a total of 62 persons. As of 31 December 2001, no options had been granted.

NON-CURRENT LIABILITIES

Severance and pension provisions

As a result of statutory obligations, employees of Austrian group companies are entitled to receive a one-time severance payment upon redundancy or at retirement. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the "projected unit credit method" based on an interest rate of 6.5% p.a. (previous year: 5.5% p.a.) and future salary increases of 3.0% p.a. (previous year: 2.3%). The expected retirement age was increased by one year (men: 61, women: 56). Severance obligations for foreign group companies are calculated according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds. A significant proportion of current pension obligations and entitlements to future pensions is covered by provisions. The obligations of our companies are determined on the basis of the "protected-unit-credit method" in accordance with IAS 19 (Employee Benefits — revised 2000). In the BÖHLER-UDDEHOLM Group, unexpected gains or losses on assets held by external funds (actuarial gains or losses) are distributed uniformly over the average remaining working period in accordance with the "corridor regulation" set forth in IAS 19.92.

Pension obligations are calculated using the following parameters:

	Interest rate		Salary increase		Pension increase	
as %	2001	2000	2001	2000	2001	2000
Austria	6.5	5.5	3.0	2.3	1.5	1.5
Germany	6.5	6.0	3.0	2.5	1.5	1.5
Sweden	5.5	5.25	3.0	3.0	2.0	2.0
USA	7.5	7.5	4.0	3.0	4.0	3.0

a) Austria

At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment on retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG (APK) to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which has also applied to new commitments to key management since 1 January 1998, provides for ongoing contributions by companies to APK of up to 10% of gross monthly salaries. In addition to the employer's payment, employees are entitled to make additional contributions.

b) Germany

The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management are generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and the reported entry date; a certain percentage of pensions granted by social security providers are also taken into account.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

c) Sweden

Since 1974 almost all salaried employees in Sweden have been included in an additional pension system based on collective bargaining agreements — the "Additional Industrial Pension" (Industrie Tilaggspension ITP). The range of benefits includes old-age pensions, supplementary old-age pensions, guaranteed minimum pensions, partial pensions, invalidity and dependants' pensions.

Independent of the flexible age limit, ITP old-age pensions start at age 65. The prerequisite for payment is 30 years of full service or at least 16 hours per week beginning at age 29. The amount of the pension is dependent on the ratio of the final salary to the basic sum according to the "Law on General Insurance" (AFL).

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The special additional pension for wage employees is based on a plan similar to the ITP insurance. This also consists of a pension in addition to social security beginning at age 65, whereby the full pension after 30 years of employment equals 10% of the "retirement wage". This figure is based on the three highest years of earnings between age 55 and 59.

d) USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan

The right to receive a company pension begins after six month of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years.

The retirement age is assumed to be 65. Early retirement is possible from 55 onward at reduced payments if the beneficiary has at least 15 years of service or total years of service plus age of at least 80.

The employee may choose to receive payment over a period of 10 or 15 years. If the claim is less than 3,500 USD, a one-time instalment is paid.

If rights are vested, the company is obliged to pay 75% of the pension to the surviving partner in case of death.

In case of invalidity, 100% of claims are considered to be vested immediately. In addition, the provisions for regular pensions apply.

Böhler-Uddeholm Corporation Retirement and Savings Plan

The right to receive a company pension begins after six months of employment and at a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.).

Employee contributions may range from 1% to 10% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed 16% of the defined total assessment base.

Employer contributions equal 100% of the first 3% of employee contributions plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as instalments or a one-time payment at age 65 or in the event of invalidity of the beneficiary; in case of death, payment is made to a person previously designated by the employee.

An employee may withdraw his/her contributions prematurely, but may then make no further contributions to the fund for six months. Beginning at age 59.5, withdrawals may also be made from the securities fund.

Any member of the fund may borrow against his/her fund assets, provided that the loan does not exceed 50,000 USD. Interest is charged at the prime rate +1%, and repayment is generally made over a maximum of five years, with an extension to ten years permitted for residential building loans.

OTHER SHORT-TERM/LONG-TERM LIABILITIES

Other provisions shown under other short-term/long-term liabilities cover all foreseeable risks and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment. Provisions are not recorded for expenses. Liabilities are stated at redemption value.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when risk and opportunity are transferred to the buyer.

Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recorded when a legal claim arises.

SELLING EXPENSES

In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES

This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

ESTIMATES

To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

1. TANGIBLE ASSETS

The classification of assets summarised in the balance sheet and relevant changes are shown in the statement of assets (Appendix 1 to the notes).

Tangible assets also include leased assets of 10.4 m€ (previous year: 10.9 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance leases).

Future expenses arising from operating lease contracts total 28.7 m€ as of 31 December 2001 (previous year: 14.3 m€) and are due as follows:

in m€	31/12/2001	31/12/2000
2002	8.0	4.3
2002–2005	28.7	14.3

Commitments for the acquisition of fixed assets as of 31 December 2001 totalled 12.1 m€ (previous year: 14.3 m€).

In 2001 no impairment losses (previous year: 5.9 m€) were recognized on tangible assets. No impairment losses were reversed (previous year: 0.0 m€).

2. ALLOCATION OF DEFERRED TAXATION

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

	2001		2000	
in m€	Assets	Liabilities	Assets	Liabilities
Individual companies in total				
Pension provisions	3.5		4.7	
Severance provisions	3.4		3.1	
Tax losses carried forward	12.9		18.0	
Untaxed reserves		23.2		19.8
Other	8.8	14.4	10.6	15.7
Subtotal	28.6	37.6	36.4	35.5
Consolidation				
Intercompany profit elimination	13.3	(3.0)	12.7	(2.9)
Revalued assets		9.6		9.6
Other	13.1	0.3	8.5	
Future tax benefits/provision for deferred taxes	**55.0**	**44.5**	**57.6**	**42.2**

Deferred taxes were not recorded on differences resulting from investments in subsidiaries in accordance with IAS 12.39 (Income Taxes — revised 2000).

Deferred tax assets were not recorded on losses of 42.0 m€ carried forward (previous year: 38.1 m€).

3. INVENTORIES

in m€	31/12/2001	31/12/2000
Raw materials and consumables	65.1	55.3
Work in progress	122.3	94.3
Finished goods	214.2	204.5
Merchandise	106.8	114.9
As yet unbillable services	1.4	1.0
Payments on account	18.8	0.3
Total	**528.6**	**470.3**

No reversals of write-downs were made in accordance with IAS 2.31 (Inventories — revised 1993).

4. ACCOUNTS RECEIVBALE FROM TRADE

in m€	31/12/2001	31/12/2000
Accounts receivable from trade	313.0	317.1
Thereof over one year	0.7	0.9
Thereof secured by bills of exchange	6.1	7.0

Impairment losses on receivables of 4.6 m€ (previous year: 5.5 m€) were recorded during the financial year.

5. ACCOUNTS RECEIVBALE FROM AFFILIATED ENTERPRISES

in m€	31/12/2001	31/12/2000
Accounts receivable from affiliated enterprises	4.1	4.2
Thereof over one year	0.0	0.0
Thereof from trade	2.9	2.4

Receivables from affiliated companies involve receivables from non-consolidated affiliated enterprises.

6. OTHER RECEIVABLES

in m€	31/12/2001	31/12/2000
Accounts receivable from enterprises in which shares are held	1.4	1.2
Thereof over one year	0.0	0.0
Thereof from trade	0.8	0.6
Other receivables	36.2	47.7
Thereof over one year	0.6	0.3
Total	37.6	**48.9**
Thereof over one year	0.6	0.3
Thereof from trade	0.8	0.6

7. SHARE CAPITAL

The share capital of the company remained unchanged at 79,970 k€; it is divided into 11 million shares with zero par value. The Management Board was authorized by the AGM of 17 May 1999 to increase the share capital of the company by 39,985 k€ through the issue of 5,500,000 zero par value shares within a period of five years from the amendment of the articles of association.

8. CAPITAL RESERVES

Appropriated capital reserves (premium) remained unchanged at 105.4 m€ and free capital reserves remained unchanged at 159.2 m€.

9. TREASURY SHARES

As part of the share repurchase program (see also chapter C. Accounting and Valuation Principles-Treasury Shares) 159,440 zero par value shares (amounts up to 1.45% resp. 1,159.1 k€ of total share capital) were purchased for 6,990.5 k€.

10. REVENUE RESERVES

Revenue reserves were increased to the extent necessary to match the balance sheet profit in the consolidated group accounts with the comparable figure in the annual accounts of BÖHLER-UDDEHOLM AG.

11. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of more than one year, and is classified as follows:

in m€	31/12/2001	31/12/2000
Liabilities to banks	104.8	135.7
Thereof over five years	4.2	9.4
Thereof secured by collateral	8.0	10.6
Liabilities from finance leases	9.9	10.6
Other interest-bearing liabilities	0.3	0.5
Total	**115.0**	**146.8**

12. SEVERANCE AND PENSION PROVISIONS

a) Severance provisions

The provisions have developed as follows:

in m€	2001	2000
Projected benefit obligation (PBO) = severance provisions on 1/1	**60.7**	**60.1**
Service costs	(0.6)	(0.8)
Interest payments	3.3	2.9
Reclassifications and conversions	(0.9)	(2.4)
Actuarial gains or losses	0.0	0.9
Projected benefit gains or losses (PBO) on 31/12	**62.5**	**60.7**
Unrecognized actuarial gains or losses	(2.8)	(2.8)
Severance provisions on 31/12	**59.7**	**57.9**
Corridor	**6.3**	**6.0**
Change in severance provisions		
Gross service costs	1.1	2.6
Severance payments	(1.7)	(3.4)
Service costs	(0.6)	(0.8)
Interest payments	3.3	2.9
Reclassifications and conversions	(0.9)	(2.4)
Net development	**1.8**	**(0.3)**

b) Pension provisions

The provisions developed as follows:

in m€	2001	2000
Projected benefit obligation (POB) on 1/1	172.8	**170.9**
Currency conversion	(4.9)	(0.3)
Service costs	(8.0)	(4.7)
Interest payments	8.9	9.0
Reclassifications and conversions	(7.2)	(2.4)
Actuarial gains or losses	(2.4)	0.3
Protected benefit obligation (PBO) on 31/12	159.2	**172.8**
Unrecognized actuarial gains or losses	(3.2)	(0.8)
Plan assets at fair value	37.9	43.5
Pension provision on 31/12	118.1	**128.5**
Corridor	15.9	**17.3**
Change in pension provisions		
Gross service costs	0.1	2.7
Pension payments	(8.1)	(7.4)
Service costs	(8.0)	(4.7)
Interest payments	8.9	9.0
Reclassifications, conversions and fund contributions	(5.3)	(2.1)
Return on plan assets	6.0	3.4
Net development	(10.4)	**(1.2)**

13. ACCOUNTS PAYABLE FROM TRADE

in m€	31/12/2001	31/12/2000
Trade creditors	128.2	135.6
Thereof from affiliated companies	0.1	0.5
Bills of exchange	1.7	2.0
Total	129.9	**137.6**

14. SHORT-TERM BORROWINGS

These contain current account overdrafts as of 31 December.

15. CURRENT PORTION OF LONG-TERM INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year, and is classified as follows:

in m€	31/12/2001	31/12/2000
Liabilities to banks	297.7	174.3
Liabilities from finance leases	0.7	0.7
Liabilities from financing and clearing	0.1	0.2
Total	298.5	**175.2**

16. SHORT-TERM PROVISIONS

These provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits.

17. OTHER SHORT-TERM LIABILITIES

in m€	31/12/2001	31/12/2000
Liabilities from taxes	28.4	38.0
Liabilities from social security	8.9	18.6
Other liabilities	37.4	35.5
Total	74.7	**90.1**

18. NET SALES

Please refer to the segment report on pages 32 and 33 for the composition of net sales.

19. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 233.6 m€ (previous year: 228.6 m€) and depreciation of 45.0 m€ (previous year: 41.2 m€), this item includes only those third-party services required for the production sector.

Research and development costs of 16.0 m€ (previous year: 15.6 m€) were recognized as expense in the financial year 2001.

20. OTHER INCOME

in m€	2001	2000
Proceeds of disposals of and write-ups to fixed assets other than financial assets	0.4	10.6
Proceeds from the dissolution of provisions	2.5	2.7
Realized exchange gains	11.0	8.9
Unrealized exchange gains	2.8	0.9
Other income	22.4	24.6
Total	**39.1**	**47.7**

21. OTHER EXPENSE

in m€	2001	2000
Non-income based taxes	8.9	8.1
Realized exchange losses	9.9	11.1
Unrealized exchange losses	0.3	2.9
Other	12.3	33.6
Total	**31.4**	**55.7**

22. INTEREST EXPENSE (NET)

in m€	2001	2000
Interest income and related earnings	4.8	5.5
Thereof from affiliated companies	0.1	0.2
Interest and related expenses	(30.0)	(30.8)
Thereof from affiliated companies	(0.1)	0.0
Thereof interest on employee benefits	(9.9)	(9.0)
Net interest expense	**(25.2)**	**(25.3)**
Thereof from affiliated companies	0.0	0.2

23. OTHER FINANCIAL RESULT

in m€	2001	2000
Income from shares	0.1	0.1
Thereof from affiliated companies	0.1	0.0
Expenses related to shares	(0.1)	(0.5)
Thereof from affiliated companies	(0.1)	(0.4)
Write-downs of financial assets	(0.4)	(1.4)
Book gains on the sale of marketable securities	0.1	0.2
Total	**(0.3)**	**(1.6)**
Thereof from affiliated companies	0.0	(0.4)

24. INCOME TAXES

in m€	2001	2000
Current income taxes	31.4	30.6
Thereof aperiodic	0.0	0.6
Deferred income taxes	4.3	0.6
Total	35.7	**31.2**

Income tax of 35.7 m€ for 2001 (previous year: 31.2 m€) is 0.6 m€ (previous year: 3.2 m€) lower than the expected income tax of 36.3 m€ (previous year: 34.4 m€), which was calculated using a tax rate of 34% on earnings before tax of 106.9 m€ (previous year: 101.3 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2001	2000
Earnings before tax	106.9	101.3
of which 34% = expected income tax expense	36.3	34.4
Effect of foreign tax rates	(3.5)	(4.5)
Investment allowances	(0.3)	(1.8)
Other items	3.2	2.5
Income tax expense for the period	35.7	30.6
Aperiodic income tax	0.0	0.6
Reported income tax expenses	35.7	**31.2**

E. GENERAL NOTES

25. STATEMENT OF CASH FLOWS

The statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Income tax payments are shown separately under cash flow from operating activities. Interest income and expense is allocated to operations. Dividend payments are shown under cash flow from financing activities.

26. SEGMENT REPORTING

The BÖHLER-UDEEHOLM Group is active in the sectors of Special Steel Long Products, which essentially covers tool steel and high speed steel, Strip Steel, Welding Consumables and Forging Technology. Starting in 2001 the sales and distribution network has been allocated to the individual divisions following the restructured responsibility of the Management Board. This divisional classification also applies to internal reporting and responsibilities, and therefore forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions. Data on the individual segments is shown on pages 32 and 33.

27. FINANCIAL INSTRUMENTS

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 these include, on the one hand, primary financial instruments such as accounts receivable and payable or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates. The accounting rules for hedges as outlined in IAS 39 (Financial Instruments-Recognition and Measurement) were not applied.

PRIMARY FINANCIAL INSTRUMENTS

The volume of primary financial instruments can be seen from the balance sheet.

Credit risk

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 100,000 customers) enables strong diversification.

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

Market values

The following methods and assumptions were used to determine the market values for financial instruments:

The market value for cash and cash equivalents and short-term deposits, short-term receivables and liabilities basically corresponds to book value based on daily or short-term maturity.

Approximately 75% of non-current securities are combined in a fund. The fund had a market value of 679.47 € (previous year: 686.9 €) per share as of the balance sheet date.

Interest rate risk

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 12.5% (previous year: 19.2%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 4.0% (previous year: 3.9%). The remaining 87.5% (previous year: 80.8%) of bank liabilities carry interest at an average rate of 4.17% (previous year: 5.8). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

Exchange rate risk

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice mainly in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency. A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk on assets is primarily associated with trade receivables denominated in USD with a share of 21.1% (previous year: 21.4%), GBP at 8.6% (previous year: 7.1%) and SEK at 4.9% (previous year: 5.7%). In the case of trade payables, 15.6% (previous year: 8.8%) of foreign exchange risks originate from USD, roughly 5.4% (previous year: 4.8%) from GBP, and 12.3% (previous year: 12.5%) from SEK.

Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is an unhedged risk in USD of approximately 0.07% (previous year: 2.0%).

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

Commodity price risks

Fluctuations in the prices for certain raw materials can be partly passed on to the customer by an alloy surcharge. For those cases where a surcharge can not be applied, the underlying risk is hedged by commodity-based contracts as traded on the London Metal Exchange (LME). These contracts must not have a maturity of more than twelve months.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against interest rate and foreign exchange risks from operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous risk checks and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are primarily comprised of foreign exchange futures and options trades, interest swaps and interest options.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values are based on the amounts at which the financial transactions were traded on the balance sheet date, ignoring any contradictory changes in value from the underlying transactions. Outstanding futures transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market. The classification as of the balance sheet date was as follows:

Gross value	Nominal value		Market value	
in m€	31/12/2001	31/12/2000	31/12/2001	31/12/2000
FX instruments				
FX future transactions	182.2	203.4	3.1	11.9
FX options	26.4	19.5	0.0	(0.9)
	208.6	222.9	3.1	11.0
Commodity-based contracts				
Nickel	4.9	0.0	0.2	0.0
	4.9	0.0	0.2	0.0
Interest rate instruments				
Interest rate swaps	63.9	49.3	(0.3)	(0.9)
Interest rate options	388.1	289.3	1.2	1.3
	452.0	338.6	0.9	0.4
Total	665.5	**561.5**	4.2	**11.4**

The maturity of foreign exchanges instruments is normally less than one year. All commodity-based contracts have a maturity of less than one year.

Nominal values of 16.0 m€ (previous year: 27.5 m€) represent the remaining term of interest rate derivatives; 386.0 m€ (previous year: 311.1 m€) have a maturity of more than one year but less than five years. The remaining 50.0 m€ (previous year: 0.0 m€) show a maturity of more than five years.

The structure of derivative financial instruments is as follows:

Banks with Moody's rating	Nominal value		Nominal value	
in m€	31/12/2001	as %	31/12/2000	as %
Aaa	20.0	3.0	11.3	2.0
Aa	526.8	79.1	484.3	86.2
A	112.4	16.9	65.9	11.8
Baa	0.0	0.0	0.0	0.0
Unrated	6.3	1.0	0.0	0.0
Total	665.5	100.0	**561.5**	**100.0**

28. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed according to IAS 10 (Contingencies and Events *occurring after the Balance Sheet Date*).

29. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or listed in the notes.

30. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption — besides other companies — especially for Eschmann Stahl GmbH & Co KG, Gummersbach, according to Par. 264b of the German Commercial Code.

31. DETAILS OF COMPANY BODIES AND PERSONNEL

Total personnel expenses

in m€	2001	2000
Wages	161.7	156.1
Salaries	164.2	160.7
Costs of severance payments	2.5	3.7
Costs of provisions for pensions	9.3	7.5
Costs of statutory benefits and payroll-based contributions	84.1	82.1
Other employee benefits	5.6	5.7
Total	427.4	**415.8**

Compensation paid to members of the Management Board of BÖHLER-UDDEHOLM AG totalled 1.8 m€ for the reporting year (previous year: 2.5 m€). Expenses for severance payments and pensions in 2001 is as follows:

Expenses for severance payments and pensions	Severance payments		Pension payments	
in m€	2001	2000	2001	2000
Members of the Board, management and management staff	0.3	0.4	2.4	2.9
Other employees	2.2	3.3	6.9	4.6
Total	2.5	**3.7**	9.3	**7.5**

Average number of employees	2001	2000
Wage staff	5,403	5,176
Salaried staff	3,876	3,764
Apprentices	273	239
Total	9,552	**9,179**

32. EARNINGS PER SHARE (EPS)

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income after minority interests by the number of shares outstanding.

As part of the share repurchase program (see also chapter C. Accounting and Valuation Principles-Treasury Shares) 159,440 zero par value shares (amounts up to 1.45% resp. 1,159.1 k€ of total share capital) were purchased for 6,990.5 k€. The (diluted) average number of shares outstanding amounts to 10,971,252 zero par value shares.

This leads to the following EPS calculation:

		2001	2000
Net income after minority interests	m€	69.6	67.0
Average number of shares outstanding-basic	Unit	11,000,000	11,000,000
Basic earnings per share	€/Unit	6.33	6.09
Average number of shares outstanding-diluted	Unit	10,971,252	11,000,000
Diluted earnings per share	€/Unit	6.35	6.09

33. PROPOSAL FOR THE USE OF PROFITS

According to the Austrian Stock Corporation Law, the financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft as of 31 December 2001 form the basis for the dividend payment. These financial statements show a balance sheet profit of 29.7 m€. The Management Board will recommend a dividend of 2.70 € per share which represents 29.7 m€ for 11 million zero par value shares.

Vienna, 19 February 2002

The Management Board

Claus J. Raidl m.p. Knut Consemüller m.p.

Horst Königslehner m.p. Heimo Stix m.p.

Statement of Fixed Assets as at 31 December 2001

BÖHLER-UDDEHOLM Group

	Position as at 1/1/2001 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisition and production costs Acquisitions in k€	Disposals in k€	Transfers in k€	Position as at 31/12/2001 in k€
I. Tangible assets							
1. Property and buildings							
– Value of land	63,996.0	(64.4)	43.0	1,166.4	18.3	358.9	65,481.6
– Value of buildings	292,545.8	(1,071.7)	328.7	16,112.2	1,203.9	3,900.8	310,611.9
	356,541.8	(1,136.1)	371.7	17,278.6	1,222.2	4,259.7	376,093.5
2. Technical equipment and machinery	621,303.3	(7,424.6)	1,824.4	44,542.0	4,918.8	16,899.2	672,225.5
3. Other plants, work, and office equipment	164,200.6	(1,954.3)	704.5	14,322.9	6,600.4	(493.6)	170,179.7
4. Payments on accounts and plant under construction	27,900.2	(328.6)	0.0	33,559.9	1,909.2	(20,665.3)	38,557.0
	1,169,945.9	**(10,843.6)**	**2,900.6**	**109,703.4**	**14,650.6**	**0.0**	**1,257,055.7**
II. Intangible assets							
1. Concessions, patents, similar rights and licences	33,310.5	(39.0)	228.8	3,257.9	777.2	55.3	36,036.3
2. Development costs	0.0	0.0	149.9	0.0	0.0	0.0	149.9
3. Goodwill	30,068.5	(92.7)	25,714.5	0.0	0.0	0.0	55,690.3
4. Payments on account	167.5	2.9	0.0	73.9	6.0	(55.3)	183.0
	63,546.5	**(128.8)**	**26,093.2**	**3,331.8**	**783.2**	**0.0**	**92,059.5**
III. Investments in associates	**505.7**	**(5.1)**	**0.0**	**40.5**	**0.0**	**(176.4)**	**364.7**
IV. Other financial assets							
1. Shares in affiliated companies	3,302.5	(22.2)	0.0	46.6	355.4	(595.3)	2,376.2
2. Shares	3,480.6	(1.3)	0.0	115.0	133.0	(512.3)	2,949.0
3. Securities	34,136.6	(24.3)	0.0	4,978.1	263.4	(7,453.3)	31,373.7
4. Loans	6,235.1	(102.6)	0.0	29.0	598.7	73.5	5,636.3
	47,154.8	**(150.4)**	**0.0**	**5,168.7**	**1,350.5**	**(8,487.4)**	**42,335.2**
	1,281,152.9	**(11,127.9)**	**28,993.8**	**118,244.4**	**16,784.3**	**(8,663.8)**	**1,391,815.1**

Depreciations								Net value	
Position as at 1/1/2001 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisition in k€	Disposals in k€	Transfers in k€	Additions in k€	Position as at 31/12/2001 in k€	Position as at 31/12/2001 in k€	Position as at 31/12/2000 in k€
8,157.1	(35.2)	0.0	69.4	0.0	0.0	0.0	8,191.3	57,290.3	55,838.9
138,721.1	(794.6)	28.2	9,625.7	1,117.8	176.8	0.0	146,639.4	163,972.6	153,824.7
146,878.2	(829.8)	28.2	9,695.1	1,117.8	176.8	0.0	154,830.7	221,262.9	209,663.6
433,651.6	(4,652.1)	977.2	37,212.1	3,210.3	1,718.0	0.0	465,696.5	206,529.0	187,651.7
123,026.0	(1,378.1)	429.3	14,574.7	5,210.3	(1,894.7)	0.0	129,546.9	40,632.8	41,174.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	38,557.0	27,900.2
703,555.8	**(6,860.0)**	**1,434.7**	**61,481.9**	**9,538.4**	**0.0**	**0.0**	**750,074.0**	**506,981.7**	**466,390.1**
25,521.5	(14.5)	93.9	3,907.2	1,072.8	0.0	0.0	28,435.3	7,601.0	7,789.0
0.0	0.0	37.6	25.0	0.0	0.0	0.0	62.6	87.3	0.0
17,806.7	(31.6)	0.0	5,753.4	0.0	0.0	0.0	23,528.5	32,161.8	12,261.8
24.8	0.8	0.0	22.5	0.0	0.0	0.0	48.1	134.9	142.7
43,353.0	**(45.3)**	**131.5**	**9,708.1**	**1,072.8**	**0.0**	**0.0**	**52,074.5**	**39,985.0**	**20,193.5**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**364.7**	**505.7**
1,533.7	0.3	0.0	29.5	355.4	0.0	0.0	1,208.1	1,168.1	1,768.8
327.0	3.8	0.0	0.0	133.0	(99.5)	0.0	98.3	2,850.7	3,153.6
1,712.1	(22.1)	0.0	352.7	0.0	0.0	0.0	2,042.7	29,331.0	32,424.5
1,369.3	(13.2)	0.0	0.0	128.3	(35.4)	0.0	1,192.4	4,443.9	4,865.8
4,942.1	**(31.2)**	**0.0**	**382.2**	**616.7**	**(134.9)**	**0.0**	**4,541.5**	**37,793.7**	**42,212.7**
751,850.9	**(6,936.5)**	**1,566.2**	**71,572.2**	**11,227.9**	**(134.9)**	**0.0**	**806,690.0**	**585,125.1**	**529,302.0**

Table of Holdings as at 31 December 2001

BÖHLER-UDDEHOLM Group

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BBG	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BEGK	BÖHLER Edelstahl GmbH, Vienna	100.000			KVI
BEG	BÖHLER Edelstahl GmbH & Co KG, Kapfenberg	100.000			KVI
BIG	BÖHLER INTERNATIONAL GmbH, Vienna	100.000			KVI
BTSGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BTSG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BTSGK	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-YBBSTAL Band GmbH, Vienna	100.000			KVI
BYB	BÖHLER-YBBSTAL Band GmbH & Co KG, Böhlerwerk	100.000			KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
HIH	Handelsgesellschaft für Industrie- und Hüttenprodukte mbH, Vienna	100.000	100.000	BEGK	KVI
ISGA	Integrated Systems 4 e-Business GmbH, Vienna	56.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	0.189 0.189 0.189	BBG BEG BYG	KVA
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000			KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100.000	2.500 2.500	HIH BEGK	KVA
ABA	ACEROS BOEHLER S.A., Buenos Aires	100.000	4.500	HIH	KVA
APB	Acos Boehler do Brasil Ltda., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100.000	100.000	UTOOL	KVA
ASS.HT.S	ASSAB Heat Treatment Services Pte. Ltd., Singapore	85.500	85.500	ASS.St.S	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
ASSMING	ASSAB MING LEE STEELS (GUANGZHOU) INDUSTRY CO., LTD., Guangzhou	90.000	90.000	ASSAB HK	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASS.St.S	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ASSCHIN	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	ASSAB HK	KVA
ASSAB HK	ASSAB Steels (HK) Ltd., Hong Kong	92.500	92.500	ASPAC	KVA
ASS.St.K	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
ASS.St.M	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ASS.StTW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ASS.StTh	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	69.000 26.000	ASPAC ASS.ScSt	KVA
ASSTM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	ASS.St.M	KVA
ASS-SCIE	ASSAB Technology (Shenzhen) Co. Ltd., Shenzhen	92.500	92.500	ASSAB HK	KVA
ASST	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	100.000	100.000	ASPAC	KVA
ASTB	ASSAB Tooling (Bejing) Co., Ltd., Bejing	100.000	100.000	ASPAC	KVA
ASDONG	Assab Tooling (Dongguan) Co Ltd, Changan	100.000	100.000	ASSAB HK	KVA
ASSX	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100.000	100.000	ASPAC	KVA
ASSTUR	ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul	70.000	70.000	ASINT	KVA
U-FOCUS	Associated Swedish Steels Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
ASPHIL	Associated Swedish Steels Phils., Inc., Pasing City	84.967	84.967	ASPAC	KVA
ASAUS	A.C.N. 004 531 284 PTY LIMITED (formerly ASSAB Steels Pty. Ltd.), Melbourne	100.000	100.000	BSS	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBV	BÖHLER B.V., Amsterdam	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	51.000	51.000	BBG	KVA
BZ	Böhler Grundstücks Beteiligungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BZ	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BSG	Böhler Schweißtechnik GmbH, Meerbusch	100.000	100.000	BAG	KVA
BSB	BÖHLER S.A.-N.V., Lokeren	100.000			KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, Rolling Meadows	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A., Mitry Mory	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	100.000	0.750	HIH	KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000	32.917	UAB	KVA
BUSERV	Bohler-Uddeholm Services, LLC, Rolling Meadows	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BUME	BUMX DE MEXICO, S.A. de C.V., Estado de Mexico	100.000	100.000	UAB	KVA
AS-DEN.T	Densam Industrial Co Ltd., Taipei	91.420	51.000 40.420	ASPAC ASS.StTW	KVA
DIN	DIN ACCIAI S.p.A., Senago	80.000	80.000	BUI	KVA
ENPAR	Enpar Sonderwerkstoffe GmbH, Gummersbach	100.000	100.000	BAG	KVA
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
ESCH	Eschmann-Stahl GmbH & Co KG, Gummersbach	100.000	51.000 49.000	BUD EVV	KVA
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	90.000	74.000 16.000	EM AETZ ESCH	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000 1.000	EMAETZ ESCH	KVA
EVV	Eschmann Vermögensverwaltung GmbH, Gummersbach	100.000			KVA
U-PROTEC	Gastberget Aktiebolaget[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SA, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
HMV	Hagfors Mekaniska Verkstads Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	56.000	56.000	ISGA	KVA
ISGNA	Integrated Systems 4 e-Business, Inc., Arlington Heights	100.000	100.000	BUAM	KVA
BPOL	Inter Stal Centrum Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	100.000	100.000	AS-DEN.T	KVA
LINE	Linertech Engineering Ltd., Rotherham	100.000	100.000	BUUKB	KVA
U-Mould.	Mouldmec Aktiebolag[2], 80 Malmö kommun	100.000	100.000	UTOOL	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
SACMA	Sacma Acciai Speciali S.p.A., Torino	100.000	0.040	BUI	KVA
ASS.SaHK	SANDA Tooling Ltd.[2], Hong Kong	92.500	92.500	ASSAB HK	KVA
ASS.ScSt	Scansteel Ltd., Samutprakarn	100.000	100.000	ASPAC	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
TMST	TOOL AND MOULD STEEL IRELAND LIMITED, Ennis	100.000	100.000	ESCH	KVA
TTM-SC	Uddeholm International Aktiebolag[2], 85 Säffle kommun	100.000	100.000	UTOOL	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S – Norway, Oslo	100.000	100.000	UTOOL	KVA
UBNL	Uddeholm B.V., Amsterdam	100.000	100.000	UTOOL	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UD-JAP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
BUUKU	Uddeholm Ltd. (FUSIONIERT), Oldbury	100.000	100.000	BUUKB	KVA
UBBE	UDDEHOLM N.V., Lokeren	100.000	100.000	UTOOL	KVA
USSAB	Uddeholm Strip Steel Aktiebolag, 62 Munkfors kommun	100.000	100.000	UAB	KVA
ASARG	UDDEHOLM S.A., Buenos Aires	100.000	0.002	HIH	KVA
UTECH	Uddeholm Technology Aktiebolag, 83 Hagfors kommun	90.033	90.033	UTOOL	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
UBSE	Uddeholm Tooling Svenska Aktiebolag, 81 Mölndal kommun	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
ASVIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	ASS.St.M	KVA
BUUKH	WARLEY DEBT COLLECTION AGENCY LIMITED (formerly Intersteel (UK) Ltd. (FUSIONIERT)), Oldbury	100.000	100.000	BUUK	KVA
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	50.000	50.000	BTSD	KQI
IS4O	Integrated Services 4 IT-Operations GmbH, Vienna	28.000	28.000	ISGA	KQI
BSGD	Böhler Schweißtechnik Deutschland GmbH, Meerbusch	50.000		BTSD	KQA
BTSI	Böhler Thyssen Saldatura S.p.A., Milan	50.000	50.000	BTSD	KQA
BTSCH	Böhler Thyssen Schweißtechnik AG, Wallisellen	50.000	50.000	BTSD	KQA
BTSD	Böhler Thyssen Schweißtechnik GmbH, Hamm	50.000			KQA
BTSMX	Böhler Thyssen Soldaduras Ltda., Tlalnepantla	50.000	50.000	BTSD	KQA
BTSF	Böhler Thyssen Soudage S.A., Maurepas	50.000	50.000	BTSD	KQA
BTSN	Böhler Thyssen Sveiseteknikk A.S., Oslo	50.000	50.000	BTSD	KQA
BTSBR	Boehler Thyssen Técnica de Soldagem Ltda., Sao Paulo	50.000	50.000	BTSD	KQA
BTWGR	Böhler Thyssen Welding S.A., Athens	50.000	50.000	BTSD	KQA
BUNL	Bohler Thyssen Lastechniek B.V., Veenendaal	50.000	50.000	FEGD	KQA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BTWCA	Bohler Thyssen Welding Canada Ltd., Toronto	50.000	50.000	BTSD	KQA
BTWUS	Bohler Thyssen Welding USA Inc., New York	50.000	50.000	BTSD	KQA
BUUKW	Bohler Thyssen Welding (UK) Limited, Oldbury	100.000	50.000	BTSD	KQA
WEISS	Erich Weißenberger Nachf., Bad Krozingen	50.000	50.000	UTPD	KQA
FEGD	Fontargen GmbH, Eisenberg	50.000	46.950 3.050	UTPD BTSD	KQA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	50.000	50.000	BTHNL	KQA
HHBV	Hilarius Haarlem Holland BV, Haarlem	50.000	50.000	HHBB	KQA
BTHNL	Hilarius Holding B.V., Haarlem	50.000	50.000	BTSD	KQA
KSGD	Kestra Schweißtechnik GmbH, Neuss	50.000	50.000	BTSD	KQA
SBTE	Soldadura Böhler Thyssen Espana S.A., Rubl Barcelona	50.000	50.000	BTSD	KQA
SKAYB	Soudokay S.A., Seneffe	50.000	50.000	UTPD	KQA
SMB	Soudometal S.A., Seneffe	50.000	50.000	BTSD	KQA
TSGD	Thyssen Schweißtechnik Deutschland GmbH, Hamm	50.000	50.000	BTSD	KQA
UTPCH	UTP-Schweißmaterial AG, Basel	51.280	50.000	BTSD	KQA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	50.000	50.000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEIV
ASSInd	Perseroan Terbatas ASSAB Austenite Indonesia, Jakarta	40.000	40.000	ASPAC	KES
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000 1.000	ABP HIH	KOV
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KOV
BUDHT	Böhler-Uddeholm Härtereitechnik GmbH, Meerbusch	100.000	100.000	BUD	KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV
DEGE	DEGECANDOR Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	51.000	51.000	BUD	KOV
SEND	Grundstücks-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG, Grünwald	62.916	58.124	BAG	KOV
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000 1.000	BEGK HIH	KOV
ISGAUS	Integrated Systems 4 e-Business Australia Pty. Ltd., Guildford	56.000	56.000	ISGA	KOV
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
MMB	Martin Miller Blansko Spol.s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America Inc., Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
TILLET	Tillet Aciers Spéciaux SARL, Besancon	100.000	100.000	BUF	KOV
UBRA	UDDEHOLM ACOS ESPECIAIS LTDA., Sao Bernardo do Campo	100.000	100.000	APB	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	APK-Pensionskasse AG, Vienna	4.370	0.264 0.125 0.481 1.730 0.016 0.171 0.260 0.086 0.257 0.073	BYB BYP BBG BEGK BIG BYM BTSG BSGA BYG BVG	KOS

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	29.600	29.600	UAB	KOS
KSGP	Bohler Thyssen Welding Pte. Ltd., Singapore	25.000	25.000	KSGD	KOS
DOGA	DOGA S.A., Maurepas	2.212	2.212	UTPD	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Dusseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEGK	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	33.333			KOS
MMPL	Martin Miller Polska, Lodz	35.000	35.000	MM	KOS
U-FOER	Miljöhälsan i Klarälvdalen AB, Hagfors	35.720	1.400 2.000 0.720 31.600	HMV UFM UTECH UTOOL	KOS
MONTV	Montanversicherung Aktiengesellschaft, Vienna	4.496			KOS
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
MMEU	SA Euracier, Saint Brice Sous Foret	20.000	20.000	MM	KOS
TRATA	TRATATERM S.A., Buenos Aires	38.700	19.350 19.350	ABA ASARG	KOS
VARH	Voest-Alpine Rohstoffhandel Gesellschaft mbH, Vienna	9.280		BEGK	KOS
WIBAG	Viennaer Börse AG, Vienna	2.914			KOS

1) KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad
2) dormant

Report of the Auditors and Audit Certificate

We have audited the accompanying consolidated group accounts of BÖHLER-UDDEHOLM AG prepared according to the International Accounting Standards (IAS) and adopted from the International Accounting Standards Board (IASB) printed on pages 32 to 33 and 44 to 78, consisting of the balance sheets as at 31 December 2001 and 2000 and the related consolidated statements of income, the cash flow statements, the changes in equity capital and minority interests for the years 2001 and 2000, and the notes. The organization and content of the consolidated group accounts are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated group accounts based on our audit. In some cases the annual accounts of individual subsidiaries included in the consolidated group accounts have been audited by other auditors. Our opinion as far as these subsidiaries are concerned is based solely on the reports of the other auditors.

We conducted our audit in accordance with the International Standards on Auditing of the International Federation of Accountants Board (IFAB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated group accounts are free of material misstatements. An audit includes examining on a random sample basis, evidence supporting the amounts and disclosures in the consolidated group accounts. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall conclusions of the consolidated group accounts. We believe that our audit provides a reliable basis for our opinion.

In our opinion, the consolidated group accounts present fairly, in all material respects, the financial position of BÖHLER-UDDEHOLM Aktiengesellschaft as at 31 December 2001 and 2000, and of the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards (IAS).

Pursuant to Austrian commercial law, the Director's Report and the group's adherence to requirements for exemption from the compilation of consolidated group accounts prepared in accordance with the Austrian Commercial Code must be examined. In our opinion the Director's Report complies with the consolidated group accounts and the legal requirements for an exemption from the obligation to compile consolidated financial statements in accordance with the Austrian Commercial Code have been met.

Linz, 19 February 2002

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Stephan Beurle m. p. Johann Lummerstorfer m. p.
Auditors and tax consultants



Definitions of Key Figures

RETURN ON SALES (ROS)

$$\frac{\text{Earnings before tax}}{\text{Sales}}$$

RETURN ON EQUITY (ROE)

$$\frac{\text{Earnings before tax}}{\text{(Equity current year + Equity prior year) x 0.5}}$$

RETURN ON CAPITAL EMPLOYED (ROCE)

$$\frac{\text{Earnings before interest and tax x (1 – Group tax rate)}}{\text{(Capital Employed current year + Capital Employed prior year) x 0.5}}$$

CAPITAL EMPLOYED

= Equity
+ Minority interest
+ Long-term provisions
– Future tax benefits
+ Net debt

EBITDA MARGIN

$$\frac{\text{(Earnings before interest, tax, depreciation and amortization)}}{\text{Sales}}$$

EBIT MARGIN

$$\frac{\text{Earnings before interest and tax}}{\text{Sales}}$$

EQUITY RATIO

$$\frac{\text{Equity}}{\text{Balance sheet total}}$$

GEARING

$$\frac{\text{Net debt}}{\text{Equity}}$$

NET DEBT

= Interest-bearing liabilities
– Cash and cash equivalents





IMPRINT

Owner and publisher

BÖHLER-UDDEHOLM AG
Modecenterstrasse 14/A/3
A-1030 Vienna, Austria

For information contact

BÖHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications
Randolf Fochler
Tel. (+43 1) 798 69 01-707
Fax (+43 1) 798 69 01-713
e-mail:
randolf.fochler@bohler-uddeholm.com
Web site: www.bohler-uddeholm.com

Concept

Scholdan & Company
Seilergasse 16
A-1015 Vienna, Austria

Artwork

Hannes Fill
Web site: www.FILLart.at

Photos

Claudio Alessandri (product photos)
Bernhard Angerer (artwork photos)
Suzy Stöckl (photos of
Management Board members)

Layout

Kreativstudio Marchesani